WAL★MART
México

FILE N°
82-4609

RECEIVED
2007 AUG 15 A 11:52

August 13, 2007

SUPPL

Mr. Paul Dudek, Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Re: Information pursuant to Ruling 12g3-2 (b) Exemption

Dear Mr. Dudek:

In order to continue being exempt from the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed you will find the information of Wal-Mart de Mexico, S.A.B. de C.V., which was delivered to the Mexican Stock Exchange as follows:

- Press release reports July 2007 sales.
- Report on share repurchase for July 2007.
- Annual report 2006.

07026003

Sincerely,

PROCESSED
AUG 22 2007
THOMSON FINANCIAL

Jorge Muñoz López
Accounting Director

ADMINISTRATIVE OFFICES:

- NEXTENGO N° 78 COL. STA. CRUZ ACAYUCAN DEL. AZCAPOTZALCO C.P. 02770 TEL. 5328-35-00
- BLVD. AVILA CAMACHO N° 487 COL. PERIODISTAS, DELEGACION MIGUEL HIDALGO, C.P. 11220 TEL. 5395-10-88



Our Vision is "Contribute towards improving the quality of life for Mexican families."

WAL-MART DE MEXICO REPORTS JULY 2007 SALES

FILE N° 82-4609

FREE TRANSLATION, NOT TO THE LETTER

Mexico City, August 9, 2007

Wal-Mart de Mexico, S.A.B. de C.V. (WALMEX) announces to its shareholders as well as to the public in general that during the month of July 2007, sales were **$17,126 million pesos**. This figure represents a **9.7%** increase over sales reported the same month last year, and a **5.3%** real increase, once the period's inflation is accounted for. Comparable stores sales during the month, meaning all those units that have been in operation for over a year registered an increase of **2.1%** in nominal terms, meaning a **2.0%** decrease in real terms compared to the same month of 2006.

Real Sales Growth	**July**		**January – July**	
	2007	**2006**	**2007**	**2006**
Total Units (%)	**5.3**	15.6	**10.3**	15.2
Comparable Units (%)	**-2.0**	4.5	**2.5**	5.2

Considering the **four-week period** from **July 7 to August 3, 2007** that compares with the four-week period ending August 4, 2006, as well as the **thirty one-week period** from **December 30, 2006 to August 3, 2007** and that compares with the thirty one-week period that ended August 4, 2006, sales growth was as follows:

Real Sales Growth	**4 weeks**		**31 weeks**	
	2007	**2006**	**2007**	**2006**
Total Units (%)	**6.4**	16.4	**10.8**	15.5
Comparable Units (%)	**-0.9**	5.2	**2.9**	5.5

Openings during the month of July:

- **Eight Bodegas Aurrera:** in the cities of Coatzacoalcos, Veracruz; Saltillo, Coahuila; Monterrey, Nuevo Leon; Mexico City; Culiacan, Sinaloa; Cintalapa and Reforma, Chiapas; and Tizimin, Yucatán.
- **One Suburbia**: in Chetumal, Quintana Roo.
- **One Restaurant:** in Mexico City.

Additionally, during August we have opened:

- **Four Bodegas Aurrera**: in the cities of Acaponeta and Santiago Ixcuintla, Nayarit; Monterrey, Nuevo Leon; San Miguel el Alto, Jalisco.
- **One Supercenter:** in the city of Merida, Yucatan.
- **One Suburbia:** in the city of Acapulco, Guerrero.

During July we opened our dry goods Distribution Center in Chalco, State of Mexico and during August we opened our first Distribution Center in the city of Villahermosa, Tabasco also for dry goods.

EMPRESA SOCIALMENTE RESPONSABLE

INVESTOR RELATIONS:
Mariana Rodriguez
(52-55) 5283-0289
m.rodriguez@wal-mart.com

WALMEX

CORPORATE AFFAIRS:
Raul Argüelles
(52-55) 5387-9241
raul.arguelles@wal-mart.com

Fundación WAL*MART México

Corporate Social Responsibility:

On July the National Reforestation Week concluded, during the month 14,879 Associates planted 151,255 trees in 95 events throughout 31 states. The work was done jointly with the National Forest Commission, the environment Secretariats and the local Governments of the 31 states in which we have presence.

On August 1st, Fundacion Wal-Mart de Mexico launched the campaign Peso a Peso "With your help our help nourishes" jointly with Mexican Association of Food Banks with the objective of channeling more than $10 million pesos through the food banks to support 591 thousand people.

Repurchase of Shares:

During the year we have invested **$4,062** million pesos, equivalent to **$370** million dollars in the repurchase of **93,305,000** Company shares.

Company Description:

WALMEX is a Retail Sector company whose shares are traded in the Mexican Stock Exchange since 1977. It operates **941** units, broken down as follows:

284	Bodegas Aurrera
78	Sam's Clubs
123	Wal-Mart Supercenters
62	Superamas
70	Suburbias
324	Restaurants, including franchises

Ticker Symbols:

Mexican Stock Exchange:	Bloomberg:	Reuters:	ADR's sponsored program:
Walmex V	WalmexV MM WMMVY US	WalmexV.Mx WMMVY.Pk	WMMVY

Internet Sites:

www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx

INVESTOR RELATIONS:
Mariana Rodriguez
(52-55) 5283-0289
m.rodriguez@wal-mart.com

WALMEX

CORPORATE AFFAIRS:
Raul Argüelles
(52-55) 5387-9241
raul.arguelles@wal-mart.com

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JULY 03, 2007

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	73,225,000	8,539,115,186
03/07/2007	03230	BUY	950,000	41.349652	39,282,169	ACCIV	STOCK		74,175,000	8,538,165,186
								As of current report	74,175,000	8,538,165,186

Shareholders' equity amount	0
Capital stock amount	39,282,169

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
5,258,207,530	5,218,925,360

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JULY 04, 2007

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	74,175,000	8,538,165,186
04/07/2007	03231	BUY	250,000	41.905736	10,476,434	ACCIV	STOCK		74,425,000	8,537,915,186
								As of current report	74,425,000	8,537,915,186

Shareholders' equity amount	0
Capital stock amount	10,476,434

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
5,218,925,360	5,208,448,926

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **JULY 05, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	74,425,000	8,537,915,186
05/07/2007	03232	BUY	970,000	41.624928	40,376,180	ACCIV	STOCK		75,395,000	8,536,945,186
								As of current report	75,395,000	8,536,945,186

Shareholders' equity amount	0
Capital stock amount	40,376,180

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
5,208,448,926	5,168,072,746

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JULY 06, 2007

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	75,395,000	8,536,945,186
06/07/2007	03233	BUY	600,000	41.352000	24,811,200	UBS	STOCK		75,995,000	8,536,345,186
								As of current report	75,995,000	8,536,345,186

Shareholders' equity amount	0
Capital stock amount	24,811,200

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
5,168,072,746	5,143,261,546

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JULY 10, 2007

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	75,995,000	8,536,345,186
10/07/2007	03234	BUY	900,000	40.819500	36,737,550	GBM	STOCK		76,895,000	8,535,445,186
								As of current report	76,895,000	8,535,445,186

Shareholders' equity amount	0
Capital stock amount	36,737,550

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
5,143,261,546	5,106,523,996

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JULY 11, 2007

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	76,895,000	8,535,445,186
11/07/2007	03235	BUY	1,000,000	40.924009	40,924,009	ACCIV	STOCK		77,895,000	8,534,445,186
								As of current report	77,895,000	8,534,445,186

Shareholders' equity amount	0
Capital stock amount	40,924,009

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
5,106,523,996	5,065,599,987

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JULY 12, 2007

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	77,895,000	8,534,445,186
12/07/2007	03236	BUY	1,000,000	40.804297	40,804,297	ACCIV	STOCK		78,895,000	8,533,445,186
								As of current report	78,895,000	8,533,445,186

Shareholders' equity amount	0
Capital stock amount	40,804,297

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
5,065,599,987	5,024,795,690

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JULY 13, 2007

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	78,895,000	8,533,445,186
13/07/2007	03237	BUY	1,000,000	41.360492	41,360,492	ACCIV	STOCK		79,895,000	8,532,445,186
								As of current report	79,895,000	8,532,445,186

Shareholders' equity amount	0
Capital stock amount	41,360,492

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
5,024,795,690	4,983,435,198

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JULY 17, 2007

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	79,895,000	8,532,445,186
17/07/2007	03238	BUY	600,000	41.055500	24,633,300	UBS	STOCK		80,495,000	8,531,845,186
								As of current report	80,495,000	8,531,845,186

Shareholders' equity amount	0
Capital stock amount	24,633,300

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
4,983,435,198	4,958,801,898

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JULY 18, 2007

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	80,495,000	8,531,845,186
18/07/2007	03239	BUY	900,000	40.911518	36,820,366	ACCIV	STOCK		81,395,000	8,530,945,186
								As of current report	81,395,000	8,530,945,186

Shareholders' equity amount	0
Capital stock amount	36,820,366

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
4,958,801,898	4,921,981,532

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JULY 19, 2007

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	81,395,000	8,530,945,186
19/07/2007	03240	BUY	800,000	41.052220	32,841,776	UBS	STOCK		82,195,000	8,530,145,186
								As of current report	82,195,000	8,530,145,186

Shareholders' equity amount	0
Capital stock amount	32,841,776

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
4,921,981,532	4,889,139,756

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **JULY 20, 2007**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	82,195,000	8,530,145,186
20/07/2007	03241	BUY	900,000	40.677736	36,609,962	ACCIV	STOCK		83,095,000	8,529,245,186
								As of current report	83,095,000	8,529,245,186

Shareholders' equity amount	0
Capital stock amount	36,609,962

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
4,889,139,756	4,852,529,794

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JULY 24, 2007

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	83,095,000	8,529,245,186
24/07/2007	03242	BUY	980,000	39.948438	39,149,469	ACCIV	STOCK		84,075,000	8,528,265,186
								As of current report	84,075,000	8,528,265,186

Shareholders' equity amount	0
Capital stock amount	39,149,469

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
4,852,529,794	4,813,380,324

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JULY 25, 2007

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	84,075,000	8,528,265,186
25/07/2007	03243	BUY	1,100,000	39.223968	43,146,365	GBM	STOCK		85,175,000	8,527,165,186
								As of current report	85,175,000	8,527,165,186

Shareholders' equity amount	0
Capital stock amount	43,146,365

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
4,813,380,324	4,770,233,960

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JULY 26, 2007

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	85,175,000	8,527,165,186
26/07/2007	03244	BUY	1,100,000	37.543900	41,298,290	UBS	STOCK		86,275,000	8,526,065,186
								As of current report	86,275,000	8,526,065,186

Shareholders' equity amount	0
Capital stock amount	41,298,290

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
4,770,233,960	4,728,935,670

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JULY 27, 2007

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	86,275,000	8,526,065,186
27/07/2007	03245	BUY	1,100,000	38.389376	42,228,314	ACCIV	STOCK		87,375,000	8,524,965,186
								As of current report	87,375,000	8,524,965,186

Shareholders' equity amount	0
Capital stock amount	42,228,314

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
4,728,935,670	4,686,707,356

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JULY 31, 2007

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	87,375,000	8,524,965,186
31/07/2007	03246	BUY	980,000	40.211276	39,407,050	GBM	STOCK		88,355,000	8,523,985,186
								As of current report	88,355,000	8,523,985,186

Shareholders' equity amount	0
Capital stock amount	39,407,050

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
4,686,707,356	4,647,300,306

Issuer's Comments

FILE N°
82-4609

WAL-MART DE MEXICO, S.A.B. DE C.V.

BLVD. MANUEL AVILA CAMACHO # 647, COLONIA PERIODISTAS

DELEGACION MIGUEL HIDALGO, C.P. 11220 MEXICO, D.F.

TEL. (52) 55 5283-0100

www.walmartmexico.com.mx

REPRESENTATIVE SHARES OF CAPITAL STOCK FOR WAL-MART DE MEXICO, S.A.B. DE C.V., ARE:

- COMMON
- REGISTERED
- NO-PAR VALUE

TICKER SYMBOL:
WALMEX

SAID SHARES ARE REGISTERED WITH THE NATIONAL REGISTRY FOR SECURITIES AND BROKERS AND ARE TRADED IN THE MEXICAN STOCK EXCHANGE.

REGISTRATION WITH THE NATIONAL REGISTRY FOR SECURITIES AND BROKERS DOES NOT IMPLY CERTIFICATION REGARDING THE SOUNDNESS OF THE SECURITY OR THE FINANCIAL STANDING OF THE ISSUER, OR ACCURACY OR VERACITY OF THE INFORMATION CONTAINED IN THE PROSPECT, NOR DOES IT CONFIRM ANY ACTIONS THAT MAY, OR MAY NOT, HAVE BEEN CONDUCTED IN VIOLATION OF THE LAW.

ANNUAL REPORT PRESENTED IN KEEPING WITH GENERAL PROVISIONS APPLICABLE TO SECURITIES ISSUERS AND OTHER MARKET PLAYERS: YEAR ENDING DECEMBER 31, 2006.

Walmex

COTIZA EN BOLSA MEXICANA DE VALORES

WALMEX

FILE N°
82-4609

TABLE OF CONTENTS

1) GENERAL INFORMATION

A) GLOSSARY OF TERMS AND DEFINITIONS

ADRs	American Depositary Receipt
ANTAD	National Retailers Association
ASDA	Wal-Mart Stores, Inc. self-service chain in the United Kingdom
MSE	Mexican Stock Exchange
Distribution center	Location for the receipt of goods from suppliers and store distribution
Devaluation	Mexican Peso devaluation against US dollar
EBITDA	Earnings Before Interest, Taxes, Depreciation, and Amortization
NCPI	National Consumer Price Index
GDP	Gross Domestic Product
Sales floor	Appointed area for merchandise retail
SEC	Securities and Exchange Commission
SEDI	Electronic system to send and convey information to the Mexican Stock Exchange.
SKUs	Stock Keeping Units
ISSSTE Stores	Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Social Security and Services Institute for Government Employees)
UNAM Stores	Universidad Nacional Autonoma de Mexico (National Autonomous University of Mexico)
Total Revenue	Net sales plus other income
Net sales	Goods sold in our stores
WALMEX	Stock Symbol for Wal-Mart de Mexico, S.A.B. de C.V.
Center	Consisting of the following states: Aguascalientes, Colima, Hidalgo, State of Mexico, Guanajuato, Jalisco, Michoacan, Morelos, Puebla, Queretaro, San Luis Potosi and Tlaxcala
Metropolitan Area	Consisting of the following: Mexico City Federal District and the Metropolitan Area
Northeast	Consisting of the following states: Nuevo Leon and Tamaulipas
Northwest	Consisting of the following states: Baja California Norte, Baja California Sur, Nayarit, Sinaloa and Sonora
North	Consisting of the following states: Coahuila, Chihuahua, Durango and Zacatecas
Southeast	Consisting of the following states: Campeche, Quintana Roo, Tabasco, Veracruz and Yucatan
Southwest	Consisting of the following states: Guerrero, Chiapas and Oaxaca

FILE N°
82-4609

B) EXECUTIVE SUMMARY

Wal-Mart de Mexico is a major retail chain in our country. As of December 31 2006, it operates 893 units throughout 139 cities nationwide, including self-service stores, membership wholesale clubs, apparel stores, and restaurants.

During 2006, Wal-Mart de Mexico achieved once again, its best results.

FINANCIAL DATA	*MILLION OF DOLLARS*[1]		*GROWTH*
	2006	*2005*	*(%)*
RESULTS			
Net sales	18,324	15,808	15.9
Other income	67	63	7.1
Total revenues	18,391	15,871	15.9
Gross profit	3,970	3,382	17.4
Operating expenses	2,480	2,203	12.6
Operating income	1,490	1,179	26.4
EBITDA	1,795	1,478	21.4
Income before taxes	1,614	1,289	25.3
Income Tax and profit sharing	466	379	23.2
Net income	**1,148**	**910**	**26.1**
FINANCIAL POSITION			
Cash	1,385	1,362	1.7
Inventories	1,669	1,356	23.1
Other assets	404	301	34.5
Fixed assets	5,680	5,135	10.6
Total assets	**9,138**	**8,154**	**12.1**
Suppliers	2,391	1,965	21.7
Other liabilities	1,248	1,207	3.4
Shareholders' equity	5,499	4,982	10.4
Total liabilities and shareholders' equity	**9,138**	**8,154**	**12.1**

The sales generated throughout this year totaled $18.3 billion dollars, once again establishing a new record for our Company. The growth in sales for total units was 15.9% and 5.9% for comp units -those units that have been opened at least one year. In nominal terms our total sales growth was 20.2%.

Our sales growth was accomplished by opening new units, increasing the productivity of existing ones, and through the different retail initiatives developed throughout the year.

During 2006 we broke a new record in both investment and the number of Grand Openings: an investment of $839 million dollars and the opening of 120 new units from all our business formats. It should be noted that the number of openings this year alone equals the number if units opened during the first 24 years of our Company's history.

For 32 quarters (that is, since 1999) we have reported, quarter after quarter, increased Return on Capital Employed, as compared to the same period the previous year. 2006 was not the exception and we generated a new record of 29.8% ROCE, 330 basis points higher than that reported last year.

[1]*Note: All data contained in this report is given in constant dollar with purchasing power as of December 31, 2006.*

Continuous profit reinvestment has leveraged our growth in sales and the subsequent increases in operating income, which throughout 2006 totaled $1.5 billion dollars, 26% higher than the figure recorded for 2005.

As of December 31, 2006, our cash position is $1.4 billion dollars, after investing $839 million dollars in our expansion, paying $76 million dollars in dividends to our shareholders, and repurchasing Company shares for a total of $461 million dollars.

Wal-Mart Stores, Inc., through one of its subsidiaries (Intersalt S. de R.L. de C.V.), is the majority shareholder of Wal-Mart de Mexico and as of December 31, 2006, its equity interest represented 67.3% of the capital stock.

I) WALMEX IN THE STOCK MARKET

Wal-Mart de Mexico (WALMEX) is listed in the Mexican Stock Exchange since 1977. It is one of the most important companies in the Mexican Stock Exchange index and in capitalization value. Its market value as of December 31, 2006 was Ps. 407,702 million, represented by 8,572 million shares outstanding.

The accumulated return in dollar terms for our stock during the last thirty years, has reached 61,396%, taking into account dividend reinvestment.

***TOP TEN COMPANIES IN THE MSE*[2]**

			MILLION PESOS		
		STOCK SYMBOL	CAPITALIZATION VALUE	TOTAL REVENUES 2006	EMPLOYEES
1.	America Movil	AMX	Ps. 875,377	Ps. 234,222	41,418
2.	**Wal-Mart de Mexico**	**WALMEX**	**407,702**	**198,971**	**141,704**
3.	Telefonos de Mexico	TELMEX	309,489	175,006	76,395
4.	CEMEX	CEMEX	279,965	197,093	54,635
5.	Grupo Modelo	GMODELO	195,073	56,828	36,911
6.	Grupo Televisa	TLEVISA	178,562	37,932	16,205
7.	Carso Global Telecom	TELECOM	138,407	175,006	76,395
8.	FEMSA	FEMSA	137,406	126,427	95,504
9.	Grupo Mexico	GMEXICO	102,295	71,244	18,931
10.	Banco Santander	SANMEX	96,185	28,424	15,055

C) RISK FACTORS

Wal-Mart de Mexico is exposed to factors that affect the purchasing power and/or consumer habits of the population. These factors can be economic, political or social, and among the most important are the following:

- **Employment and Wages.** An improvement in employment rates and the recovery noted in real wages during recent years have helped to increase sales for the company. If economic activity rates were to drop, these variables, especially that of employment, would be affected, thereby impacting sales figures.
- **Interest rates, exchange rates and inflation.** Historically Wal-Mart de Mexico has generated surplus cash, enabling it to create financial income. A drop in interest rates could cause a reduction in said income, thus affecting the growth in earnings. Nevertheless, the Company feels that a drop in interest rates has a positive effect in the medium and long terms because it serves to improve the purchasing power of the population. On the other hand, chaotic fluctuation in exchange rates could have an impact on inflation forecasts and reduce consumer purchasing power, which in turn would have an adverse effect on Company sales figures. It should be noted that the Company has no liabilities with cost, in either domestic or foreign currency, except those

[2] *Source: Mexican Stock Exchange (MSE). Figures as of December 31, 2006.*

represented by the capitalization of property leasing to third parties, pursuant to Financial Information standards.

- **Competition.** The Retail sector became extremely competitive during the last few years, forcing the participants to search for new ways to differentiate from each other.

  We have the conviction at Wal-Mart de Mexico to not only focus on volume as our competitive advantage, but on a long-term strategy focused in our clients along with a significant and relevant value offer. This strategy, supported by investments in technology and distribution centers, allows us to deliver Every Day Low Prices to our customers.

D) OTHER SECURITIES

The Company has a sponsored Level I ADR program which trades "over the counter" in the United States. The depositary bank is The Bank of New York.

The same information is sent to the Mexican Stock Exchange and the Securities and Exchange Commission alike.

Wal-Mart de Mexico has complied, during the last six fiscal periods, in form and time with the requirements of Mexican and foreign legislations regarding relevant matters and periodical information such as quarterly and yearly reports on results.

E) PUBLIC DOCUMENTS

The following documents are available to the Investor Public at large, through the Mexican Stock Exchange website and Wal-Mart de Mexico's website:

- Annual report – MSE format
- Notification of important events
- Monthly sales report
- Quarterly report on results: Consolidated Financial Statements (Financial Statements compared against the same quarter of the previous year)
- Annual Report, including the Consolidated and Audited Financial Statements for the latest fiscal periods, as well as a comparison of the previous period.
- Code of Corporate Best Practices
- Authenticated copy of the bylaws

CORPORATE AFFAIRS:

Raul Arguelles (raul.arguelles@wal-mart.com)
Telephone: (52-55) 5387-92-41

INVESTOR RELATIONS:

Federico Casillas (mfcasil@wal-mart.com)

Mariana Rodriguez (m.rodriguez@wal-mart.com)
Telephone: (52-55) 5283-0289

2) THE COMPANY

A) ISSUER BACKGROUND AND DEVELOPMENT

1958 The first Aurrera store was opened to the public in Mexico City.
1960 Superama begins operations.
1964 Vips begins operations.
1970 Suburbia and Bodega Aurrera initiate operations.
1977 Company shares were first traded in the Mexican Stock Exchange. Its Stock Symbol was AURRERA.
1986 The company changes its name to Cifra S.A de C.V. (Cifra).
1991 A joint venture agreement is signed with Wal-Mart Stores, Inc. (50%-50%) to open Sam's Club in Mexico. The first club opened its doors in December of the same year.
1992 Joining the agreement are the new Aurrera, Bodega Aurrera and Superama units, in addition to the Wal-Mart Supercenters.
With this purpose in mind, two companies are created: Cifra-Mart and WMHCM, of which Cifra owns 50% and Wal-Mart Stores, Inc., the other 50%.
Cifra keeps 100% of its units opened prior to May 1992.
1993 Wal-Mart Supercenter initiates operations.
1994 The new Suburbia and Vips units are incorporated into the agreement.
1997 The joint venture companies merge into Cifra. Wal-Mart Stores makes a public tender offer in the Mexican Stock Exchange acquiring control of the Company.
Cifra remains a public company that operates all the businesses in Mexico (Sam's Club, Bodega Aurrera, Wal-Mart Supercenter, Aurrera, Superama, Suburbia and Vips).
2000 The General Shareholders' Assembly approved the change in name from Cifra S.A. de C.V., to Wal-Mart de Mexico S.A. de C.V. Its Stock Symbol is WALMEX.
2001 All Aurrera stores are converted to either Wal-Mart Supercenter or Bodega Aurrera.
2006 The General Shareholders' Assembly approved the official name change from Wal-Mart de Mexico, S.A. de C.V. to Wal-Mart de Mexico, S.A.B. de C.V.
On November 22, 2006 the Ministry of Finance and Public Credit (Hacienda) authorized WALMEX to create Banco Wal-Mart de Mexico Adelante, S.A. It is expected that such bank will start up operation during the second half of 2007.

INVESTMENT IN FIXED ASSETS	2006	2005	2004
Openings *(number of units)*	120	95	58
Investment *(million dollars)*	$ 839	$ 782	$ 603

During 2006 we invested $ 839 million dollars and increased our installed capacity in all of our business formats with the opening of 120 new stores. Said growth has allowed us to offer our value added service to 36 new communities where we had no presence. These openings have increased our self-service installed capacity in 14.3% and our restaurant seating in 6.7%.

During 2005 we opened 95 new stores, representing an increase of 15.6% in self-service installed capacity and 4.9% in restaurant seating.

During 2004 we opened 58 new stores, increasing of 11.1% in self-service installed capacity and 5.9% in restaurant seating.

FILE N° 82-4609

B) BUSINESS DESCRIPTION

I) *MAIN ACTIVITY*

As of December 31, 2006, Wal-Mart de Mexico operates 893 units throughout 139 cities nationwide and is a major retail chain in the country. Among its operating stores, the Company manages self-service stores, membership wholesale clubs, apparel stores, and restaurants, all with a clearly defined vision: Contribute towards improving the quality of life for Mexican families.

BODEGA AURRERA	Austere discount stores offering merchandise, food and household items. Value proposition: Price.	**32%** share over total sales **$ 5,902** millions dollars in sales **11,487,945** sq. ft. of sales area **40,000** SKUs **45,653** Associates **119** cities nationwide	**258** **Units** 55 openings
SAM'S CLUB	Membership wholesale clubs focused on businesses and consumers who buy large volumes. Value proposition: Price leader, Volume, New and unique merchandise.	**28%** share over total sales **$ 5,037** millions dollars in sales **6,266,299** sq. ft. of sales area **4,700** SKUs **19,916** Associates **55** cities nationwide	**77** **Units** 8 openings
WAL★MART	Supercenters providing the widest assortment of merchandise, from groceries and fresh, to apparel and general merchandise. Value proposition: Price and assortment.	**27%** share over total sales **$ 5,023** millions dollars in sales **11,157,123** sq. ft. of sale area **95,000** SKUs **38,249** Associates **46** cities nationwide	**118** **Units** 13 openings
Superama	Supermarkets located in residential areas. Value proposition: Quality, Convenience and Service.	**5%** share over total sales **$ 964** millions dollars in sales **1,108,006** sq. ft. of sales area **25,000** SKUs **8,462** Associates **12** cities nationwide	**60** **Units** 5 openings
Sb Suburbia SABEMOS QUE SABES COMPRAR	Apparel stores aimed at middle-income families, offering fashion and quality at the best possible price. Value proposition: Basic fashion items and Appealing prices.	**5%** share over total sales **$ 881** millions dollars in sales **2,912,797** sq. ft. of sales area **8,669** Associates **20** cities nationwide	**62** **Units** 9 openings
VIPS	Restaurant chains known for their service, quality, price and location. This division includes Vips and El Porton Mexican food restaurants. Value proposition: Price, Service, Quality and Comfort.	**3%** share over total sales **$ 517** millions dollars in sales **73,060** seats **20,755** Associates **59** cities nationwide	**318** **Units** 30 openings

FILE N°
82-4609

The Company is present in 139 cities throughout the country.

PRESENCE BY GEOGRAPHICAL REGION

	TOTAL	METROPOLITAN AREA	CENTER	SOUTHEAST	NORTHEAST	NORTH	NORTHWEST	SOUTHWEST
Bodega Aurrera	**258**	70	110	33	10	9	7	19
Sam's Club	**77**	12	23	13	8	7	8	6
Wal-Mart Supercenter	**118**	33	35	10	11	13	13	3
Superama	**60**	41	17	2	-	-	-	-
Total Self-service		*156*	*185*	*58*	*29*	*29*	*28*	*28*
Suburbia	**62**	34	18	5	2	2	-	1
Vips	**318**	164	67	33	16	13	13	12
TOTAL	**893**	**354**	**270**	**96**	**47**	**44**	**41**	**41**



NORTH
NORTHWEST
NORTHEAST
SOUTHEAST
CENTER
METROPOLITAN AREA
SOUTHWEST

CYCLICAL PERFORMANCE

The demand for goods and services increases significantly during the last few months of each year as result of the holiday season in 2006. The fourth quarter represented 30.6% of the year's total revenues.

REVENUES BY QUARTER

	2006 TOTAL REVENUES (MILLION DOLLARS)	CONTRIBUTION (%)
1st Quarter	$ 4,020	21.8
2nd Quarter	4,323	23.5
3rd Quarter	4,427	24.1
4th Quarter	5,621	30.6
Total	**$ 18,391**	**100.0**

Vacations and Bank holidays also have a significant impact on sales performance.

SHOPPING EXPERIENCE

Every Day Low Prices are the cornerstone of our business strategy. During the year we implemented a commercial plan aimed at generating greater efficiencies that were then passed on to the consumer through lower prices. The savings obtained by our customers through this program amounted to $112 million dollars.

Our assortment and operation are continuously being analyzed from the customer's point of view. At Wal-Mart Supercenter we continue working on the detailed development of a store merchandise layout into what is known as "shopping worlds". Merchandise is displayed according to related themes, creating a comfortable atmosphere and making it easier for customers to find all the items they need according to the "world" in question. We first remodeled a Supercenter in Mexico City to serve as a pilot unit, with the purpose of improving the shopping experience in electronics, health and beauty, sports, prepared foods, and deli. These same innovations were later applied to a new store that we also opened in Mexico City, which included suitable modifications stemming from the lessons learned during the pilot program. The results have proven very positive, allowing us to better identify what our customers prefer.

Similar to the case of our Supercenters, in Superama we are enhancing our product assortment for our Fresh departments. Moreover, we have conducted several road shows or events that highlight products from different countries or which had specific themes for accessories (basketry, food storage containers for the kitchen, stainless steel items, etc.). These events are an important factor that differentiate us from the competition and complement the value proposition offered by Superama.

Our Suburbia units have been extensively remodeled to better display our items. Merchandise design and selection processes have been improved to offer our customers the latest styles and reduce lead time to market.

At Vips we have included in our menus alternatives for customers who face problems in processing and consuming glucose. This is a serious health issue in our country and we want to offer all our customers greater possibilities to enjoy a wider variety of healthy choices, and enhance their eating experience.

In addition to the examples above mentioned, the consistency of everything we do at Wal-Mart de Mexico, through our policy of Every Day Low Prices, has made us the company of choice for 852 million customers who, throughout the year, favored us with their patronage. Once again, we thank all of them. This figure represents yet another record year for our Company and its magnitude entails a huge responsibility that we gladly assume, as we commit even more to our vision of contributing towards improving the quality of life for Mexican families.

We initiated a project in 2006, which will allow us to supplement our value proposition and improve the shopping experience for all our customers -the Wal-Mart de Mexico Adelante bank.

The bulk of our customers, primarily from middle and middle-low income levels, do not have access today to regular banking services, or their access is limited. When it comes to businesses, especially the micro and small ones which purchase their goods from Sam's Club, the existing range of financial products -especially credit- has made them resort to unconventional financing sources.

The bank has been thought of as an additional driver for our retail operation which, by leveraging our geographical coverage, will allow us to fill current gaps in financial services for unbanked low income sectors and micro and small-sized companies.

We are convinced there will be excellent medium and long term opportunities to serve our customers financial needs. However, since implementation will be gradual, in the near future the results produced by the Bank will not significantly impact the results for Wal-Mart de Mexico as a whole.

II) DISTRIBUTION CHANNELS

As of December 31, 2006, there were ten distribution centers in operation, with an installed capacity of 12.2 million square feet.

This year we opened a new distribution center for dry merchandise, in the metropolitan area of Mexico City. This new DC -with the capacity to move 200,000 cases daily- will enable us to increase our efficiency by better serving units in the states of Mexico, Queretaro and Hidalgo.

DISTRIBUTION CENTERS

CITY	NAME	SERVICE
Mexico	Cuautitlan	Dry goods
	La Naranja	Apparel distribution for Suburbia
	San Martin Obispo (2)	Dry goods / Perishables
	Centralized Kitchen	Distribution for Vips
	Santa Barbara	Dry goods
Monterrey	Dry	Dry goods
	Perishables	Produce
Guadalajara	Dry	Dry goods
	Perishables	Produce

logística
WAL*MART

III) PATENTS, PERMITS, BRANDS AND OTHER CONTRACTS

All commercial brands for the different business formats (Wal-Mart Supercenter, Sam's Club, Superama, Bodega Aurrera, Mi Bodega Aurrera, Prichos, Suburbia, Vips, El Porton, Ragazzi, El Malecon, La Finca and San Remo Cafe), as well as the products bearing the private labels (Great Value, Equate, Members Mark, GRX, Week End, MC Metropolis Company, Non Stop, Gianfranco Duna, Vips, etc.), are registered trademarks property of Wal-Mart Stores, Inc. and Wal-Mart de Mexico, S.A.B. de C.V. Said trademarks are used by the operating companies under license agreements and/or sub-license agreements for an indefinite term. The Company also uses brands registered to third parties through license agreements usually for an indefinite period of time that guarantee use and compliance with the applicable legislation.

The legal use and preservation of the rights of the private labels is of great importance to WALMEX, they grant value to the Company and in some way are responsible for the prestige of the Corporation. The customer identifies the products related to these private labels as quality goods.

"Vips" is one of the main brands of the group under which several restaurants operate. Seven of these restaurants are franchises that are located in five different cities (Merida, Oaxaca, Tuxtla Gutierrez, Veracruz y Xalapa). These franchises expire from 2007 to 2013 with no industrial contract.

IV) PRINCIPAL CUSTOMERS

Our principal customer is the public in general. Throughout 2006, we served 852 million customers.

Mexico is a country with great diversity, differing demographics, preferences and socioeconomic levels. Our multi-format strategy allows us sufficient flexibility to efficiently meet the needs of the different population sectors.

V) APPLICABLE LEGISLATION AND TAX SITUATION

Wal-Mart de Mexico, S.A.B de C.V., is a corporation established under Mexican law that complies with all the legal provisions for the construction and operation of its units, with special emphasis on: environmental and ecological constructions, urban development, operation, hygiene, the sale of alcoholic beverages, animal and pest control, and advertisements, pursuant to all applicable federal, state and municipal regulations.

Furthermore, Wal-Mart de Mexico complies with the commercial basic principles ruling the relation between suppliers and consumers established by the Federal Consumer Protection Law.

Wal-Mart de Mexico is registered in the Ministry of Finance and Public Credit under the regime for major contributors and consolidates for fiscal proposes. WALMEX complies with all the fiscal dispositions regarding the development of the Corporation.

The primary laws that regulate WALMEX are: the Securities Market Law, General Corporation and Partnership Law, Income Tax Law, Value-Added Tax Law, Asset Tax, Luxury Tax Law, Intellectual Property Law, Federal Consumer Protection Law, Federal Anti-Trust Law, and the Foreign Investment Law.

VI) HUMAN RESOURCES

Our Company honors its ongoing commitment to offer each one of our Associates a safe, healthy and harmonious place to work, in an atmosphere governed by respect for all. We are firmly committed to personal and professional development, thus we have permanent programs that are aimed at enhancing their quality of life. Career Planning at Wal-Mart de Mexico refers to an ongoing investment in the overall training and development of our Associates. We are truly convinced that the training we offer at our 10 learning centers is the best way to hone the skills of our Associates and provide them with the tools needed for their professional growth.

ASSOCIATES AGE CLASSIFICATION

	18 TO 24	25 TO 34	35 AND OLDER	TOTAL
Associates	43,701	55,323	42,680	**141,704**
Percentage	31%	39%	30%	**100%**

Wal-Mart de Mexico has 141,704 Associates, of whom 50.6% are women. This year alone we generated, through our expansion, 17,409 new direct and permanent jobs.

From cashiers, butchers, bakers, waiters and waitresses, accountants and unit managers to executives, VPs and our CEO, all of us at Wal-Mart de Mexico are committed to giving our all and trying each day to achieve excellence through our creativity.

There are currently 250 physically challenged Associates working in our Company, and they have found in Wal-Mart de Mexico a place to develop their skills within an atmosphere of equal opportunities for all.

Talent development continues to head the some 3,324 Associates throughout 2006 to units that opened close to their homes and/or places of origin.

During this year, some 121,025 Associates invested over 5.3 million man-hours in diverse education, training and management development programs. Efforts made both by the Company and by our Associates resulted in 19,569 promotions, thereby allowing us to fill different store and home office positions.

Our growth for 2007 will create new and permanent jobs as well as development opportunities for all our Associates.

VII) ENVIRONMENTAL PERFORMANCE

We at Wal-Mart de Mexico are committed to environmental care and protection. To help protecting our planet Wal-Mart de Mexico are aimed at contributing towards reducing global warming, generating less wastes, using less energy in our units, eliminating gas emissions and always being on the cutting-edge of technological innovations.

The primary objective of the Environmental Sustainability program of Wal-Mart de Mexico is to protect the environment and ensure a better quality of life for future generations, focusing primarily on subjects related to energy, wastes and products.

WATER SAVINGS AND TREATMENT

In 2006, we built 57 new water treatment plants, totaling 200 plants with which we supply 247 of our operating units, saving 168 million gallon of potable water. The plants reduce contaminants in the water and make it recyclable for use in irrigation and sanitary systems.

SEPARATION OF WASTES

The correct separation of wastes -into organic and inorganic- for proper disposal in specific containers is a primary aspect of our environmental sustainability program, which hinges on the efficient use of natural resources and reductions in pollution to protect our planet.

RECYCLING

Some 135,092 tons of materials were recycled in 2006, such as cardboard and cooking oil. In addition to reducing the use of natural resources, actions such as this motivate recycling firms to generate more jobs.

The Santa-Reyes pilot collection campaign (to recycle plastic-coated cardboard) initiated at 110 Supercenter and 247 Bodega Aurrera units, thereby benefiting the environment. This campaign also lends a hand in the reforestation efforts for the Ixta-Popo Park located in Estado de Mexico.

The actions and volunteer support by Superama in recycling activities deserves special mention. Through the initiative sponsored by Superama -The Store of Your Community- environmental care and protection is promoted among its units and customers. With this program, green areas receive maintenance through monthly activities in favor of ecology, and awareness is raised in the community regarding the importance of recycling multilayer packages.

Thanks to our recycling programs, we avoided using 1 billion Kw/Hr and the emission of 512,122 tons of CO_2.

ENERGY USE

The strategy of energy use begins in 1999 with the building of environment-friendly units and continues with responsible operations and full compliance with all regulatory standards. This shall all be supported through the broad range of expertise of specialized personnel working for the Company.

Actually, we have designed a series of programs meant to reduce energy use with our lighting, refrigeration, and air conditioning systems, among others. The investment in these programs amounts to $10.2 million dollars, thus a reflection of our awareness of and responsibility to the communities of tomorrow, so future generations may live in a better Mexico.

In 2006, new energy savings actions in stores and restaurants were re-addressed in order to achieve an additional 20% in energy efficiency by 2012.

ENVIRONMENTAL PROTECTION

In order to contribute towards improving the environment, we organized volunteer brigades to reforest parks, cleaned up beaches, parks and gardens, painted and performed maintenance on schools, old-age homes, orphanages, and hospitals, in addition to offering training programs in nutrition for the community, built backyard gardens and farms, conducted recycling programs, among others.

VIII) MARKET INFORMATION

Wal-Mart de Mexico is a publicly-held retail company that operates self-service stores, membership wholesale clubs, apparel stores and restaurants. Wal-Mart de Mexico competition consists of:

- Establishments with a sales area of more than 600 square meters, three or more exit lanes and scanning technology, as well as independent self-service stores with one or two exit lanes an a sales area no greater than 600 square meters, such as: Soriana, Comercial Mexicana, Gigante, Chedraui, Casa Ley, Futurama, San Francisco de Asis, HEB, Almacenes Zaragoza, Casa Chapa, Central Detallista, Comercial V.H., among others.

- Convenience stores, opened 15 or more hours a day, such as: Super 7, Oxxo, Mode, Super Rapiditos, Bip-Bip, Mercados Mexicali, Super Flash, Super K, Super Deli, Supers del Rio, Super Tiendas del Hogar, Super Fiesta, Circulo K, Super Dos, Comextra, JV, Matador, Extra, On the Run, Super Tip, etc.
- Apparel and specialized stores, such as: Coppel, El Palacio de Hierro, El Puerto de Liverpool, Sears Roebuck, Sanborns Hermanos, Famsa, Elektra, Home Depot, Office Max, Office Depot, Zara, Radio Shack, Singer, Deportes Marti, etc.
- Membership warehouse clubs, such as: Costco, City Club and Chesuma.
- Establishments operated by public agencies, such as: ISSSTE, UNAM, etc.

As of December 2006, ANTAD membership included 79 retail chains with 11,093 stores, of which 1,465 are self-service, 760 are apparel and 8,868 specialized chains. Its installed capacity reached 10.5 million square meters and through out 2006 posted sales for Ps. 410.9 billion.[3]

Nevertheless, a major part of the population in our country customarily shops in traditional establishments, such as municipal markets, open-air markets, grocery stores and mom-and-pop businesses, or through the informal sector of the economy. Both maintain a high market share since they are able to supply populations that, due to mere numbers, cannot access other establishments.

Growth, systems, logistics and distribution investments are focused on increasing and modernizing our installed capacity and distribution. This leads to a more efficient operation, with lower costs, allowing us to serve our customers better every day. Wal-Mart de Mexico maintains its position within the industry by maintaining the competitive advantages.

IX) CORPORATE STRUCTURE

Wal-Mart de Mexico is listed in the Mexican Stock Exchange whose major shareholder is Wal-Mart Stores, Inc., through Intersalt S. de R.L. de C.V. one of its subsidiaries, holding 67.3% of the shares. The remaining 32.7% are held by the market.

As of December 31, 2006, the company's market value was Ps. 407,702 million.


WAL★MART
Stores, Inc.
67.3%
32.7 %
WALMEX
SELF-SERVICE
APPAREL

* Through Intersalt S. de R.L. de C.V.

[3] Source: ANTAD (Media report, January 16, 2007)

WALMEX has a 99.9% equity interest in the following groups of companies:

GROUP	LINE OF BUSINESS
Nueva Wal-Mart	Operation of 258 (203 in 2005) Bodega Aurrera, discount stores, 77 (69 in 2005) Sam's Club membership self-service wholesale stores, 118 (105 en 2005) Wal-Mart Supercenter hypermarkets and 60 (55 en 2005) Superama supermarkets.
Suburbia	Operation of 62 (53 en 2005) Suburbia stores with apparel and accessories for the entire family.
Vips	Operation of 239 (231 en 2005) Vips restaurants serving international cuisine, 72 (60 en 2005) El Porton restaurants serving Mexican food, and 7 restaurants specializing in Italian food during both years.
Trade company	Import of goods for sale.
Real estate	Real estate developments and management of real estate companies.
Services companies	Providing of professional services to companies in the Group and not-for-profit services to the community at large.

WAL-MART STORES, INC.

Wal-Mart Stores, Inc. through Intersalt S. de R.L. de C.V. one of its subsidiaries, is the majority shareholder for Wal-Mart de Mexico, S.A.B. de C.V.

As of January 31, 2006, Wal-Mart Stores operated 6,784 commercial units throughout the world, of which 4,022 are in the United States, 894 in Mexico[4], 335 in the United Kingdom, 289 in Canada, 54 in Puerto Rico, 73 in China, 299 in Brazil, 392 in Japan and 13 in Argentina. In addition, as of February 2006, it owns a 51.0% share of Capital Stock in Central American Retail Holding Company (CARHCO), and has the option to purchase up to 75% as of September 2010. CARHCO operates 413 units in Costa Rica, El Salvador, Guatemala, Honduras and Nicaragua.

Sales for Wal-Mart Stores, Inc. during the last fiscal period amounted to $345 billion dollars, an increase of 11.7% over the similar prior year period.

Wal-Mart Stores common stock is listed on the New York and Pacific Stock Exchanges under ticker symbol WMT.

X) DESCRIPTION OF MAIN ASSETS

As of December 31, 2006, the company's assets were represented primarily by its cash position ($ 1.4 billion dollars), inventories ($ 1.7 billion dollars) and fixed assets such as real estate, stores, restaurants, distribution centers, fixtures and equipment ($ 5.7 billion dollars).

Some of the units are owned and others are leased.

Fixed assets are described as follows:

DESCRIPTION BY BUSINESS FORMAT

FORMAT	*DESCRIPTION*	*UNITS*	SALES AREA (SQUARE FEET)
Bodega Aurrera	Austere discount stores	258	11,487,945
Sam's Club	Membership warehouse clubs	77	6,266,299
Wal-Mart Supercenter	Supercenters	118	11,157,123
Superama	Supermarkets	60	1,108,006
Suburbia	Apparel stores	62	2,912,797
Vips	Restaurant chains. This division includes Vips, El Porton, and Ragazzi restaurants.	318	73,060[5]

[4] *Includes 7 Vips franchises*

[5] *Seats*

In addition, the company has ten distribution centers with an installed capacity of 12.2 million square feet, as shown in section II. Distribution Channels of this report.

GROWTH PLAN

Mexico is a country offering considerable growth opportunities and it has over 105 million inhabitants, of which 41% are below the age of 21, and 29% under 15 years of age. [6]

Our multi-format operation enables us to serve practically all income levels in our country and meet their different buying needs, either for use at home or outside the home. Going one step further, we have developed different prototypes within the existing formats, thus allowing us to efficiently serve different types of communities. These strategies have served to increase the number of cities with potential for one or more units of our different formats to 371; of these, there are still 232 communities where we are not present.

We will continue investing in growth and productivity. The growth plan for the next 12 months considers the opening of more than 125 operating units; we estimate a 12% growth in installed capacity for our self-service stores with an investment of over $ 1 billion dollar.

EXPANSION PLAN 2007

BUSINESS FORMAT	OPENINGS
Bodega Aurrera	58
Sam's Club	5
Wal-Mart Supercenter	15
Superama	4
Suburbia	11
Restaurants	32
Total	**125**

XI) LEGAL, ADMINISTRATIVE OR ARBITRATION CASES

There are currently no cases of this type that could substantially affect the operation of the corporation.

XII) REPRESENTATIVE SHARES OF CAPITAL STOCK

As of December 31, 2006, 2005 and 2004, nominal capital stock was as follows:

CAPITAL STOCK

	THOUSAND PESOS		
	2006	2005	2004
Fixed	Ps. 1,375,601	Ps. 1,081,501	Ps. 820,853
Variable	9,689,587	7,744,196	6,036,191
Total	**Ps.11,065,188**	**Ps. 8,825,697**	**Ps. 6,857,044**

[6] *Source: National Population Committee (CONAPO) - Projections of Mexico's population 2000-2050*

On February 25, 2004, our Shareholders' Assembly granted voting rights to holders of Series "C" shares, and converted them to Series "V". The conversion was par value, that is, a Series "V" share for each share of Series "C". Consequently, as of March 2004 all capital stock for Wal-Mart de Mexico is represented by a single series, thus giving all Shareholders equal voting rights.

On February 9, 2006, the Board of Directors agreed to the splitting of two new shares for every share on the market. Said split was done on February 16, 2006, handing in each share with coupon 43 in the market.

Capital stock at December 31, 2006, 2005 and 2004 consisted of the following registered shares with no par value:

STOCK STRUCTURE

SERIES	NUMBER OF SHARES		
	2006	2005	2004
Series "V" Free subscription common shares	**8,572,368,568**	**4,322,958,135**	**4,370,174,732**

XIII) DIVIDENDS

During recent years the Company has decreed dividend payments in stock or in cash, to be decided by each shareholder.

DIVIDEND PAYMENTS

	DECIDED BY EACH SHAREHOLDER	
	CASH	IN STOCK *(1 for each)*
2004	0.22	75.82
2005	0.32	62.78
2006	0.38	80.05

As a result of 2006's dividend payment, 80 million shares were emitted and $ 76 million dollars was paid in cash.

The Company intends to continue paying yearly dividends, the amount of which will depend upon growth opportunities, the economic situation, and the competitive environment, among other factors.

RELEVANT MATTERS SUBSEQUENT TO THE CLOSE OF THE FISCAL YEAR

The Annual Shareholders Assembly of Wal-Mart de Mexico took place on March 6, 2007 where among other concepts, the following were approved:

- Grant a dividend payment allowing each shareholder to opt for cash payment of Ps. 0.51 per share held, or to receive the payment in stock at a rate of one share for every 89.37 shares already owned.

  As a result 45 million shares were issued and a cash payment was granted for a total of $ 207 million dollars.

FILE N°
82-4609

3) FINANCIAL INFORMATION

A) SELECTED FINANCIAL INFORMATION

In million dollars with purchasing power at December 31, 2006.

	2006	2005	2004	2003	2002
GDP *(Growth, %)*	**4.8**	3.0	4.2	1.4	0.8
Annual Inflation (%)	**4.1**	3.3	5.2	4.0	5.7
Peso Devaluation (%)	**1.7**	-4.7	-1.2	8.7	13.3
Exchange Rate *(Peso / dollar)*	**10.8**	10.6	11.1	11.3	10.4
Average Interest Rate *(28 day Cetes, %)*	**7.2**	9.2	6.8	6.2	7.1
RESULTS					
Net Sales	**18,324**	15,808	13,899	12,574	11,501
% of Growth	**16**	14	*11*	9	*13*
Other Income	**67**	63	59	29	53
% of Growth	**7**	*6*	*108*	*-46*	*14*
Total Revenues	**18,391**	15,871	13,958	12,603	11,554
% of Growth	***16***	*14*	*11*	*9*	*13*
Gross Profit	**3,970**	3,382	2,935	2,614	2,396
% of Profit margin	***21.6***	*21.3*	*21.0*	*20.7*	*20.7*
Operating Expenses	**2,480**	2,203	1,988	1,843	1,709
% of total revenues	***13.5***	*13.9*	*14.2*	*14.6*	*14.8*
Operating Income	**1,490**	1,179	947	771	687
% of total revenues	***8.1***	*7.4*	*6.8*	*6.1*	*5.9*
% of Growth	***26***	*24*	*23*	*12*	*17*
EBITDA	**1,795**	1,478	1,207	1,012	905
% of total revenues	***9.8***	*9.3*	*8.6*	*8.0*	*7.8*
Comprehensive Financing Income	**130**	134	101	88	102
Income Before Tax	**1,614**	1,289	1,028	842	774
Income Tax & Employees' Profit Sharing	**466**	379	250	271	237
Net Income	**1,148**	910	778	571	537
% of Growth	***26***	*17*	*36*	*6*	*12*
FINANCIAL POSITION					
Cash	1,385	1,362	1,177	1,230	1,062
Inventories	1,669	1,356	1,190	1,122	1,171
Other Assets	404	301	228	241	250
Fixed Assets	5,680	5,135	4,548	4,270	4,008
TOTAL ASSETS	**9,138**	**8,154**	**7,143**	**6,863**	**6,491**
Suppliers	2,391	1,965	1,592	1,557	1,509
Other Liabilities	1,248	1,207	885	927	862
Shareholders' Equity	5,499	4,982	4,666	4,379	4,120
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**9,138**	**8,154**	**7,143**	**6,863**	**6,491**
NUMBER OF UNITS					
Bodega Aurrera	**258**	203	162	140	116
Sam's Club	**77**	69	61	53	50
Wal-Mart Supercenter	**118**	105	89	83	75
Superama	**60**	55	48	44	44
Suburbia	**62**	53	50	52	50
Restaurants[1]	**318**	298	284	269	260
TOTAL	**893**	**783**	**694**	**641**	**595**
OTHER INFORMATION AT THE END OF THE YEAR					
Number of Associates	**141,704**	124,295	109,057	99,881	92,708
Share Price[2] (dollars)	**4.40**	2.78	1.72	1.43	1.14
Outstanding Shares[2] (millions)	**8,572**	8,646	8,740	8,866	8,924
Market Value (dollars)	**37,685**	24,052	15,002	12,723	10,145
Earning per Share[2] (pesos)	**1.438**	1.125	0.950	0.693	0.648

[1] *Including Franchises.*

[2] *Adjusted according to split conducted in February 2006.*

B) FINANCIAL INFORMATION BY LINE OF BUSINESS AND GEOGRAPHICAL REGION

As of December 31, 2006, the Company had 893 operating units, representing 32,932,170 square feet of sales floor and 73,060 restaurant seats.

Sales during the last three periods are broken down by business format as follow:

SHARES IN SALES BY BUSINESS FORMAT	2006	2005	2004
Bodega Aurrera	32%	31%	30%
Sam's Club	28%	28%	29%
Wal-Mart Supercenter	27%	27%	27%
Superama	5%	6%	6%
Suburbia	5%	5%	5%
Vips	3%	3%	3%
Net sales *(million dollars)*	**$ 18,324**	**$ 15,808**	**$ 13,899**

The geographical breakdown of the business units for Wal-Mart Mexico during the last three years is as follows:

BREAKDOWN OF UNITS BY GEOGRAPHICAL REGION	2006	2005	2004
Metropolitan Area	39.6%	42.9%	46.6%
Center	30.2%	29.2%	27.2%
Northeast	5.3%	6.1%	6.3%
North	4.9%	4.5%	4.6%
Northwest	4.6%	4.5%	4.3%
Southeast	10.8%	8.8%	7.8%
Southwest	4.6%	4.0%	3.2%
Total Units	**893**	**783**	**694**

As of December 31, 2006, the installed capacity for the company by geographical region is as follow:

BREAKDOWN OF UNITS BY GEOGRAPHICAL REGION AND BY BUSINESS FORMAT	UNITS	SELF-SERVICE + SUBURBIA	VIPS
Metropolitan Area	354	33.0 %	51.6 %
Center	270	35.3 %	21.0 %
Northeast	47	5.4 %	5.0 %
North	44	5.4 %	4.1 %
Northwest	41	4.9 %	4.1 %
Southeast	96	11.0 %	10.4 %
Southwest	41	5.0 %	3.8 %
Total	**893**	**32,932,170** *square feet*	**73,060** *restaurant seats*

C) MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS

I) OPERATION RESULTS

Income Statement

Sales. Total sales for 2006 amounted to $18.3 billion dollars, that is, $2.5 billion more than the previous year. This represented an increase of 20.2% over sales posted for 2005, and 15.9% in real terms, that is, after adjustment for inflation.

Throughout the year we opened 120 units from our different business formats, increasing the sales floor by 14%. This increase contributed considerably to the growth in total sales, as did the excellent performance by our stores in operation over a year, which recorded 9.8% growth in sales and 5.9% in real terms, as compared to figures posted for 2005.

All our business formats experienced growth in comparative units sales, with Suburbia and Supercenter recording the highest figures. Similar to previous years, the primary driver for sales growth was customer count in our stores, clubs and restaurants -an increase of 15% over 2005- coming to a total of 852 million customers served throughout the year. Likewise, the average ticket grew 0.9% in real terms over the previous year, making this the second consecutive year in which we were able to increase said indicator.

Insofar as the different regions of the country are concerned, all recorded healthy growth in sales, with the highest figures coming from the southern and the northeastern regions.

The share of sales for all our formats is as follows:

BUSINESS FORMAT	*SALES SHARE, %*
Bodega Aurrera	32
Sam's Club	28
Wal-Mart Supercenter	27
Superama	5
Suburbia	5
Vips	3

Gross Margin. Our gross margin was 21.6%, which favorably compares to the figure of 21.3% recorded for 2005.

Different factors contributed to the improvement in gross margin -from better product selection, less shrink and larger sales for departments such as apparel, prepared food, and pharmacy, to name just a few, to the change in sales participation from different formats, as is the case of Suburbia, whose extraordinary year and greater margin when compared to the self-service division benefited the overall mix.

Operating Expenses. Throughout this year, operating expenses increased 12.6%, whereas sales grew by 15.9%, and therefore these expenses represented 13.5% of total revenues for 2006, a record low in the history of our Company.

The increase in our operations' productivity is a tribute to our Associates' commitment, as well as the consistent effort to find ways to make all company activities more efficient. As an example, sales per Associate grew 1.7% in real terms over figures for the previous year.

Comprehensive Financial Income. Throughout the year, this item experienced a 3.1% reduction, as compared to 2005. This is primarily the result of lower interest rates than last year, which went from 9.2% in 2005 to 7.2% in 2006.

Earnings per share. Net income increased 26.1% throughout the year, whereas earnings per share grew 27.8%. This differential is proof of the benefit that our ongoing program for the repurchase of shares has for our shareholders. A total of 153.4 million shares were repurchased during 2006.

The summary of financial information, found on page 19, shows the trend of these indicators for the last five year.

II) FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

Balance

Cash and Cash Equivalents. Our cash position at closing of 2006 amounted to $1.4 billion dollars.

Our cash is invested in short-term debt instruments. The Company does not conduct transactions with derivatives, nor does it invest in the stock market. The Company has not conducted any transactions not recorded in the Financial Statements.

Uses of Cash

- Investment in Fixed Assets: We continue reinvesting our earnings in everything that allows us to modernize our operating structure, from information systems to logistics networks and the renovation of our stores, clubs and restaurants, including the opening of new and profitable units.

  Over the course of the last five years, we have invested $3.3 billion dollars in fixed assets, thereby representing the reinvestment of 101% of our earnings.

- Dividends: We have consistently paid dividends, offering the choice of receiving payment in cash or in stock, so that our shareholders who so desire may have the opportunity to participate on our growth. The following chart shows the dividends paid during the last three years (with values adjusted by the split conducted in 2006).

YEAR	*DIVIDEND PER SHARE (PESOS)*	*TYPE OF DIVIDEND*	*% EARNINGS FOR THE PREVIOUS YEAR*	*CHOICE FOR THE SHAREHOLDER*	*RESULTS*
2004	$ 0.22	Cash or Stock	35%	One share for each 75.82 shares owned	75% of our shareholders requested a stock payment of their dividends. A total of 87 million new shares were issued.
2005	$ 0.32	Cash or Stock	35%	One share for each 62.78 shares owned	79% of our shareholders requested a stock payment of their dividends. A total of 110 million new shares were issued
2006	$ 0.38	Cash or Stock	35%	One share for each 80.05 shares owned	74% of our shareholders requested a stock payment of their dividends. A total of 80 million new shares were issued

- Repurchase of Shares: The shareholders authorize the maximum amount available for the repurchase of shares. Repurchased shares are subtracted from the equity at the moment of repurchase and are formally cancelled during the Shareholders' annual meeting. The following chart shows the investment in the repurchase of shares during the last three years (with values adjusted from the split conducted in 2006). In the case of 2006, our shareholders approved a maximum amount of $ 8 billion pesos for the repurchase of shares, and of which slightly more than 60% had been used by the close of 2006.

PROGRAM	SHARE REPURCHASED (MILLIONS)	AMOUNT INVESTED (MILLIONS OF NOMINAL DOLLARS)	AVERAGE PRICE (DOLLARS)
2004	213	$ 353	$ 1.66
2005	205	$ 431	$ 2.11
2006	153	$ 448	$ 2.92
Total	**571**	**$ 1,232**	**$ 2.16**

Working Capital. During 2006, the Company continued operating with negative working capital requirements, which has historically allowed for the self-financing of growth and modernization. The inventory balance at December 31, amounted to $1.7 billion dollars, which was financed by accounts payable to suppliers -totaling $2.4 billion dollars. Some $116 million dollars in cash were generated throughout the year from supplier financing.

III) INTERNAL CONTROL

Having the highest regulation standards and an appropriate control atmosphere is fundamental.to achieving the objectives established by Wal-Mart de Mexico.

The company's internal control assures:

- Assets safety
- Compliment of established policies
- Proper operations registry
- Reliable and timely information
- Prevention, identification and detection of frauds

The control of our operation is supported in several administrative systems in order to comply with fiscal requirements and obtain detailed information.

Our control processes are dynamic, continuously adapting to the changes in our environment:

1. Policies and procedures
   - Restrictive regulatory environment
2. Accounting control
   - Account catalog
   - Accounting guidelines and allocation of balance accounts
   - Monthly conciliations and exception reports
3. Duties segregation

As a Public Corporation, Wal-Mart de Mexico operates with the Corporate Best Practices

- Ethics Code
- The majority of the board members are independent directors
- Audit Committee
- Executive Committee
- Corporative Practices Committee
- Financial transparency and communication of relevant information
- Open-door policy; any associate can inform irregularities to higher hierarchy levels
- Since 2005 the company adopted the Sarbanes-Oxley law for its main Balance Sheet and P&L accounts. No significant gaps in internal control have been found.

The Audit Committee consists of three independent members. Among other duties, it must review the adequacy of internal controls and compliance with all applicable accounting and legal regulations.

Additionally, the Audit Committee must review any and all operations with related parties conducted in by the company.

The Corporate Practices Committee consists of three Directors, all of them independent. The purpose of this committee is to reduce potential risk of conducting transactions that could compromise Company assets, or that could favor a specific group of shareholders.

The Executive Committee There consists of three Directors. Among their responsibilities is that of strategic planning for the Company.

The Corporation has a Vice-presidency in charge of legal matters and normative compliment. Among other duties, it must communicate and train the Company's personnel in the importance of following legal dispositions creating a culture of legal obedience. The progress of the program is informed periodically to the Audit Committee.

The area of internal audit is in charge of the following, among other things of: Evaluation of internal controls, periodical revisions and recommendations. This area also reports relevant matters regarding the business operation to the Audit Committee.

The Internal Audit area reports directly to the President of the Company and the Audit Committee.

D) CRITICAL ACCOUNTING POLICIES

We follow Mexican Financial Reporting Standards in preparing our financial statements. These principles require us to make certain estimates in some of the items. However, we do not have any Critical Accounting Policies.

4) ADMINISTRATION

A) INDEPENDENT AUDITORS

The Consolidated Financial Statements for the company and its subsidiaries as of December 31 of each year have been audited by Mancera, S.C., a member of Ernst & Young Global since 1998, and there were no adverse comments for any of the periods audited.

Approval of the Independent Auditor is the sole domain of the Board of Directors for WALMEX, after receiving the opinion of the Audit Committee.

The fees paid in 2006 to the Independent Auditor amounted to $ 1.2 million dollars for auditing and other services rendered.

B) OPERATIONS WITH RELATED PARTIES AND CONFLICTS OF INTEREST

It is company policy to avoid operations that could imply conflicts of interest and therefore no operations are conducted with Board Members or company officials.

Nonetheless, there are operations conducted with Wal-Mart Stores, Inc., and other related parties. These consist of the purchasing of merchandise and the payment of services and royalties.

Accounts payable to suppliers and other accounts payable include the following balances owed related parties:

ACCOUNTS PAYABLE DUE TO RELATED PARTIES AS OF DECEMBER 31,	THOUSANDS OF DOLLARS		
	2006	2005	2004
Accounts payable to suppliers:			
C.M.A. - U.S.A., L.L.C. (affiliated company)	$ 81,316	$ 83,179	$ 72,153
Broadstreet Global Activities, L.L.C. (affiliated company)			7
Total	**$ 81,316**	**$ 83,179**	**$ 72,160**
Other accounts payable:			
Wal-Mart Stores, Inc. (holding company)	$ 25,716	$ 23,464	$ 18,620

During the fiscal periods that ended on December 31st, the following operations were conducted with related parties:

OPERATIONS WITH RELATED PARTIES AS OF DECEMBER 31,	THOUSANDS OF DOLLARS		
	2006	2005	2004
Imported merchandise for sale	$ 406,757	$ 349,082	$ 297,511
Technical assistance, services and royalties	$ 97,533	$ 86,184	$ 71,804

C) ADMINISTRATORS AND SHAREHOLDERS

The duties and powers of the Board of Directors are outlined in the Corporate Bylaws as can be seen in the following extract:

The Board of Directors shall be in charge of Corporate business, operations, actions and contracts related to the corporate purpose, with the exception of those deemed the sole domain of the General Regular or Special Assemblies by law or by the bylaws herein. Said Board shall represent the Corporation before any and all administrative and judicial authorities, with general proxy for acts of ownership and management and for collections, with no limits as per article two thousand five hundred and fifty-four of the Civil Code for Mexico City. It is also authorized to perform those duties stipulated by law as requiring special clause, including, but not limited to, the following powers:

- Perform actions strictly pertaining to ownership such as, sell, mortgage or in any other manner perform a transfer or lien, as well as lease or affect, corporation property.
- Accept money as a loan, pay guarantees, buy in installments and conduct credit operations without any limitations, including the signing and accepting of any manner of negotiable instruments and become a surety on behalf of the Corporation.
- Direct, manage and in general control corporate businesses and the administration of all its properties, overseeing compliance of all contracts and agreements that have been signed with the purpose of meeting corporate objectives.
- Prepare, approve and present to shareholders the yearly financial information document as required by law, and present to the shareholders the resolutions deemed appropriate with regards to income, profits and losses.
- Suggest plans and standards to be followed by the Corporation, especially with regards to purchase, sale, leasing, liens, mortgages and transfers of all manner of properties, real estate, rights and concessions, franchises, the securing of loans, and all other major administrative proceedings and problems.
- Freely appoint and remove proxies and other corporation officials and employees, grant them powers and modify the same but always setting the limits outlined under the Clause Seventeen, establish the emoluments and set the personal guaranty that should be paid to secure absolute compliance with obligations and approve the outside auditor the corporation, prior recommendation by the Audit Committee.
- Establish and close branch and agency offices for the Corporation.
- With limits established under Clause Seventeen, wholly or partially delegate powers to any person, entity, group of persons, managers or any other official or proxy, as well as granting general or special powers, legal mandates or administrative proxy for any period of time, and delegate to any person, whether a member or not of the Board of Directors, the power to confer or revoke general and special powers, and to perform any other proceeding that should be completed.
- To issue and convert shares when it does not imply changes to the Capital Stock.
- The non-delegable power to resolve the purchasing of representative shares of Capital Stock, through the Mexican Stock Exchange, at current market price, chargeable to Net Equity and, should the case arise, to Capital Stock; and its later placement among the investor community.
- The non-delegable power of the Board to approve operations not falling under the regular line of business and which would take place between the corporation and its partners with persons who are part of the corporate management, or with whom said persons have equity ties, or if applicable, blood ties or ties to the second degree, the spouse or common law spouse, and those transactions representing more than one percent of corporate assets. The purchase or sale of five percent or more of assets and the granting of guarantees for amounts exceeding five percent of assets.

- After having first received an opinion from the Audit and Corporate Practices Committees, decide on and approve those transactions that the Corporation or its Subsidiaries wish to execute with related parties or which compromise corporate wealth.
- Appoint among proprietary members the members for the Audit and Corporate Practices Committees. It shall be understood that both Committees can act as one, provided, however that provisions in Articles 41, 42 and 43 of the Securities Market Law are observed.
- All others conferred by national law and Company Bylaws that are not reserved as the sole domain of the shareholders.

The corporate administration shall be conducted by a Board of Directors and the CEO. Said board shall consist of the number of directors determined by the General Regular Shareholders' Assembly, and they shall be no more than twenty-one. Moreover, for each director, a corresponding alternate shall also be appointed.

The minority of shareholders representing at least 10% of the capital stock of subscribed shares shall be entitled to appoint or remove a member of the Board of Directors. Such appointment may only be revoked when the other members of the Board of Directors are removed, in which case, removed members shall not be appointed as such for a period of 12 months immediately following the date of removal.

Once the Board of Directors is duly formed, in its first meeting it should appoint among its members a Chairman. In addition, a secretary, an alternate secretary can be appointed, and a treasurer is optional, none of them shall be a Board member.

The Board has three committees, whose duty is to analyze in greater detail, matters pertaining to its sphere of action, and make suggestions to the Board so it may study the information and make the decision most suitable to creating the best possible value for all our shareholders.

AUDIT COMMITTEE

There are three Directors, all of them independent. Included among the primary responsibilities are appointing the Independent Auditor for the Company; establishing the fees; overseeing internal controls and ensuring they are suitable for the Company and that they meet all applicable legal and accounting regulations; and reviewing related-party transactions conducted by the Company.

The Audit Committee is also empowered to review Financial Statements and ensure they reflect a true and accurate overview of the financial situation of the Company. In addition, the Audit Committee is empowered to evaluate the performance of the company providing independent audit services, as well as to analyze the audit opinion or reports prepared and signed by the Independent Auditor, and to discuss the Company's financial statements with those charged with producing and reviewing the same, and then decide whether or not to recommend approval by the Board of Directors.

This Committee has the necessary procedures to receive, keep and respond to all complaints regarding accounting practices and controls, and all audit-related matters. There is a system in place that protects the anonymity of any and all persons who make complaints regarding accounting issues.

The Audit Committee is authorized and has the resources needed to hire legal counsel and any other outside consultant service required in meeting its responsibilities.

The following are Audit Committee requirements:

- All members have expertise in finance
- Independent auditors do not perform consultancy services for the Company
- The partner from the Independent Audit firm who renders an opinion on the Financial Statements for the Company must be periodically changed
- The Audit Committee holds private meetings and receives periodic reports from Internal Audit, Legal, and Compliance and Ethical Behavior areas

CORPORATE PRACTICES COMMITTEE

There are three Directors, all of them independent.

The purpose of this committee is to reduce potential risk of conducting transactions that could compromise Company assets, or that could favor a specific group of shareholders.

The primary responsibilities are:

- Calling shareholder meetings and have the order of business for the meeting include all points deemed necessary
- Approving policies governing the use and possession of Company assets
- Assisting the Board of Directors in producing reports on accounting practices
- Providing the Board of Directors its opinion on comprehensive compensation, as well as on the overall policies for comprehensive compensation for the other relevant executives
- Authorizing related-party transactions, *total compensation* for the CEO and all policies regarding total compensation for top management

EXECUTIVE COMMITTEE

There are three Directors. Among their responsibilities is that of strategic planning for the Company.

BOARD OF DIRECTORS, AS OF MARCH 6, 2007

CHAIRMAN OF THE BOARD

Ernesto **Vega** [7]
Board member since 2001

DIRECTORS

Susan **Chambers**
Board member since 2006

Michael T. **Duke**
Board member since 2006

John **Fleming**
Board member since 2006

Craig R. **Herkert**
Board member since 2001

Rafael **Matute**
Board member since 1998

Martha **Miller** [7]
Board member since 2007

Eduardo **Solorzano**
Board member since 2000

Lee **Stucky**
Board member since 2000

Blanca **Treviño** [7]
Board member since 2006

Ernesto **Vega** [7]
Board member since 2001

Claire **Watts**
Board member since 2006

ALTERNATE DIRECTORS

Wan Ling **Martello**
Board member since 2006

Marc N. **Rosen**
Board member since 2001

Jose Angel **Gallegos**
Board member since 2004

Antonio **Echebarrena** [7]
Board member since 2006

SECRETARY

Jose Luis **Rodriguezmacedo**

ALTERNATE SECRETARY

Enrique **Ponzanelli**

CORPORATIVE PRACTICES COMMITTEE

Blanca **Treviño** [7], Chairperson
Martha **Miller** [7]
Ernesto **Vega** [7]

AUDIT COMMITTEE

Blanca **Treviño** [7], Chairperson
Martha **Miller** [7]
Ernesto **Vega** [7]

EXECUTIVE COMMITTEE

Michael T. **Duke**, Chairperson
Eduardo **Solorzano**
Craig R. **Herkert**

---

[7] *Independent Directors*

BOARD OF DIRECTORS

SUSAN CHAMBERS

Executive Vice President, People Division, Wal-Mart Stores

Susan has a bachelor's degree in systems and data processing from William Jewell College in Liberty, Missouri. Susan joined Wal-Mart in 1999. Susan is on the Kansas State University Business Advisory Board, the Advisory Council for Women Impacting Public Policy and Leadership Council for New America Foundation. She is a board member of Arvest Bank and Wal-Mart de Mexico and is also the chair of the Corporate Advisory Council of the National Hispanic Leadership Institute,

MICHAEL T. DUKE

Vice Chairman, International Division

11 years of experience in the Company

Duke graduated from Georgia Tech with a bachelor's degree in industrial engineering. He serves on the Board of Directors of the US-China Business Council as well as CIES-The Food Business Forum. He also serves on the Board of Trustees of Morehouse College and on the University of Arkansas Board of Advisors.

JOHN FLEMING

Executive Vice President, Chief Merchandising Officer, Wal-Mart Stores Division

7 years of experience in the Company.

Fleming joined the company in 2000 as chief merchant of Walmart.com. He was promoted to Chief Operating Officer in 2001, and then became president and CEO of Walmart.com in 2002. Under his leadership, Walmart.com grew into one of the country's top three destinations for online shopping.

Fleming spent 19 years at Target Corporation before joining Wal-Mart. His final assignment with Target Corporation was as senior vice president of merchandising for Marshall Fields, responsible for the Fashion divisions.

CRAIG R. HERKERT

Executive Vice President and President and Chief Executive Officer, The Americas, International Division

6 years of experience in the Company.

Prior to joining Wal-Mart in 2000, Craig was with Albertson's, Inc., in Boise, Idaho, in the position of Executive Vice-President of Marketing. Craig graduated from St. Francis College with a bachelor's degree in marketing. He also has a master's degree from Northern Illinois University in DeKalb, Illinois.

RAFAEL MATUTE

Executive Vice President and Chief Financial Officer

20 years of experience in the Company

Matute graduated from the Pan-American University, in Mexico City, with a degree in Industrial Engineering. His MBA degree is from IESE (The Institute of Higher Learning in Business), in Barcelona. He also studied Executive Management at the IMD, in Lausanne, Switzerland and in the Chicago Graduate School of Business.

He has worked for Wal-Mart de Mexico (previously CIFRA) since 1987, in the area of Corporate Finance. As of 1998, he was appointed Executive Vice President and Chief Financial Officer (CFO) for the Company. He is a member of the Board of Directors and of the Board of Directors Executive Committee for Wal-Mart de Mexico.

MARTHA MILLER

Ms. Miller has over 25 years experience in the fields of marketing and business management. She worked with Procter and Gamble from 1976 to 2001, with her last position being that of VP and Chief Executive for Market Development in Latin America. She has served on the Board of Directors for several companies in the fields of airport services, financial services, department stores and consumer goods.

She holds degrees from Sanford University and the University of Salmanca, in Spain.

EDUARDO SOLORZANO

Chief Executive Officer

18 years of experience in the Company

His degree in Economics is from the Monterrey Institute of Technology. He has a Master's Degree in Economics from the University of the Americas. From 1985 to 1994, Eduardo held several management positions in Operations, Merchandising and Logistics. From 1994 to 1998 he was the Commercial Director for Soriana. In 1998 he returned to Wal-Mart and from 1998 to 2005 was appointed to different positions, among which are Director of Food for Supercenter, VP for Supercenter, Executive Vice President of the Self-service Division and EVP and COO of Wal-Mart Mexico. In February 2005 he was appointed EVP and CEO for Wal-Mart de Mexico.

In addition, he is a member of the Board of Directors for Wal-Mart de Mexico, and for the Board of Directors for Wal-Mart Central America.

LEE STUCKY

Senior Vice President and CAO, Wal-Mart International

25 years of experience in the Company.

Lee Stucky joined Wal-Mart in 1981 and spent 11 years in the Distribution and Transportation division before serving as Director of Corporate Training and Development. In 1993, he moved to the International division, where he served as Director and later Vice President of International Logistics. He currently serves as Senior Vice President and Chief Administrative Officer for the International Division.

Stucky graduated from Wichita State University in Wichita, Kansas, with a bachelor's degree in Education.

BLANCA TREVIÑO

Co-founder and Chief Executive Officer for Softtek since August 2000. Softtek is the largest regional, independent, IT service provider in all of Latin America. Blanca Treviño obtained her degree in Computer Sciences from the Monterrey Institute of Technology.

She is a member of the Board of Directors of different organizations such as AMITI (Mexican Association of Information Technology Industry) as well as Coparmex; universities such as the University of Monterrey and the Tec Millenium University (part of the ITESM system), the Council for Science and Technology, and international organizations such as FUMEC. She is also an advisor for the government for the state of Nuevo León. In 2004, Ms. Treviño was given the Bravo Award for Leading Business in Technology, by *Latin Trade* magazine.

ERNESTO VEGA

A Certified Public Accountant from ITAM (The Autonomous Technological Institute of Mexico) and having studied top management at the Pan American Institute of Top Management, Mr. Vega has some 50 years of experience in several fields such as the financial, public and private sectors. From 1971 to date, he has held different positions at Grupo DESC, where he was the Chief Executive of the Corporate business and currently, as a retiree, he is still a Board Director and member of the Audit and Corporate Practices committees. He also works with the following Boards of Directors: Grupo Aeroportuario del Pacifico, S.A.B. de C.V., America Movil, S.A.B. de C.V. and Industrias Peñoles, S.A.B. de C.V. (in this latter Board he is an Alternate Director).

CLAIRE WATTS

Executive Vice President, Apparel Merchandising, Wal-Mart Stores Division

Prior to joining Wal-Mart, Claire worked in the retail industry for 16 years. During that time, she served with Limited Stores, Lands' End, and May Department Stores. Claire graduated from the University of Cincinnati with a bachelor's degree in marketing.

FILE N°
82-4609

EDUARDO SOLORZANO

Chief Executive Officer.

50 years old and 18 years of experience in the Company.

VICTORIA ALVAREZ

Vice President, General Merchandise and Apparel, Self-Service Division.

56 years old and 25 years of experience in the Company.

RAUL ARGUELLES

Vice President, Corporate Affairs.

44 years old and 4 years of experience in the Company.

MIGUEL BALTAZAR

Vice President, Wal-Mart Supercenter.

54 years old and 31 years of experience in the Company.

ALEJANDRO BUSTOS

Vice President, Suburbia.

56 years old and 36 years of experience in the Company.

RUBEN CAMARENA

Vice President, People Division.

51 years old and 17 years of experience in the Company.

FRANCISCO CASADO

Vice President, Centralized Negotiations for Wal-Mart, The Americas.

55 years old and 27 years of experience in the Company.

DAVID DAGER

Vice President, Food and Consumables, Self-Service Division.

49 years old and 22 years of experience in the Company.

XAVIER DEL RIO

Senior Vice President, Real Estate Negotiations.

60 years old and 29 years of experience in the Company.

ALBERTO EBRARD

Vice President, Specialty Division, Self-Service Division.

46 years old and 14 years of experience in the Company.

XAVIER EZETA

Senior Vice President, Real Estate Development.

41 years old and 19 years of experience in the Company.

JOSE ANGEL GALLEGOS

Executive Vice President, People Division, Logistics and Loss Prevention.

57 years old and 27 years of experience in the Company.

JULIO GOMEZ

Senior Vice President, Banco Wal-Mart de Mexico Adelante.

60 years old and 1 year of experience in the Company.

JOAQUIN GONZALEZ

Senior Vice President, Self Service Division.

42 years old and 18 years of experience in the Company.

PABLO GUZMAN

Vice President, Vips.

43 years old and 14 years of experience in the Company.

EDUARDO JUAREZ

Vice President, Internal Audit.

59 years old and 29 years of experience in the Company.

RAFAEL MATUTE

Executive Vice President and Chief Financial Officer.

47 years old and 20 years of experience in the Company.

GIAN CARLO NUCCI

Vice President, Superama.

38 years old and 14 years of experience in the Company.

HERBERT PELKA

Vice President, Financial Services.

53 years old and 27 years of experience in the Company.

LAURENCE PEPPING

Vice President, Marketing.

42 years old and he joined in June 2007.

SCOT RANK

Executive Vice President and Chief Operating Officer.

47 years old and 7 years of experience in the Company.

JOSE LUIS RODRIGUEZMACEDO

Senior Vice President, General Counsel.

51 years old and 3 years of experience in the Company.

FARLEY SEQUEIRA

Vice President, Fresh.

43 years old and 14 years of experience in the Company.

JOSE LUIS TORRES

Vice President, Bodega Aurrera.

49 years old and 33 years of experience in the Company.

MARIA DEL CARMEN VALENCIA

Vice President, Systems.

40 years old and 19 years of experience in the Company.

ROQUE VELASCO

Vice President, Administration.

45 years old and 1 year of experience in the Company.

SIMONA VISZTOVA

Vice President, Sam's Club.

39 years old and 15 years of experience in the Company.

RODOLFO VON DER MEDEN

Vice President, Logistics.

44 years old and 17 years of experience in the Company.

No members of the Board or Executives are related to each other. No Director or Executive has significant holdings in the Company, either as individuals or as a group.

The total payment made from the Company to its Directors and main Executives during the year ended December 31, 2006 amounted to $ 16 million dollars. The payment made by the Company to the totality of its personnel, including its main Executives but excluding its Directors, consists of a fixed part and a variable component, represented by a bonus for results, whose amount depends on accomplishing the goals stated in the Business Plan for the year in question.

As of December 31, 2006, the Company had a Personnel Stock Option Plan, constituted by 127,060,583 WALMEX shares presented in the Balance Sheet of the Company at their purchase cost and restated according to the National Consumer Price Index. Said fund is to offer stock purchase programs to company Executives, pursuant to the authorization granted by the National Bank and Securities Commission and to that outlined in the company bylaws. During the period from January 1 to December 31, 2006, a total of 24,257,286 shares were assigned, and 17,503,017 shares were exercised. The Company purchased the stock necessary for this plan through the Mexican Stock Exchange. The stock holdings in the Personnel Stock Option Plan Fund represent only 1.5% of outstanding shares as of December 31, 2006.

Intersalt, S. de R.L. de C.V. is the majority shareholder of Wal-Mart de Mexico, S.A.B. de C.V., and its equity interests as of December 31, 2006 amount to 67.3% of the representative shares of the Capital Stock. The remaining shares trade freely in the Mexican Stock Exchange.

STOCK SITUATION AS OF DECEMBER 31, 2006

	MILLIONS OF SHARES	%
Intersalt, S. de R.L. de C.V.	5,766	67.3
Personnel Stock Option Plan Fund	127	1.5
Subtotal	5,893	68.8
Market	2,679	31.2
Total	**8,572**	**100.0**

In turn, Wal-Mart Stores, Inc. is the majority shareholder of Intersalt, S. de R.L. de C.V.

Wal-Mart Stores, Inc. is a U.S. Corporation listed in the New York and Pacific Stock Exchanges; its ticker symbol is WMT.

D) CORPORATE BYLAWS (IN FORCE AS OF NOVEMBER 14, 2006)

CHAPTER ONE
NAME, ADDRESS, PURPOSE, AND TERM

ONE.- The Corporation is to be named WAL-MART DE MEXICO. This name shall be employed always followed by the words SOCIEDAD ANONIMA BURSATIL DE CAPITAL VARIABLE, or with its abbreviation S.A.B. DE C.V.

TWO.- The legal domicile for the company shall be in Mexico City, Federal District, but representations or branch offices may be established or conventional domiciles may be stipulated in any other place within the Republic of Mexico or abroad.

THREE.- The purpose of the corporation is:

1. To build, acquire, or transfer property and use it, transfer it and lease it, and in general conduct any operation allowed by law with regards to said property.
2. Establish and use, lease out or be leased, purchase or transfer by means of any negotiable instrument, one or more businesses such as those known as stores, department stores, supermarkets, restaurants, Cafes, cafeterias, soda fountains or similar establishments, as well as any other business whose use is not the exclusive domain of the State, or Mexican corporations

with an exclusion clause for foreign nationals, or which requires more than fifty-one percent of Mexican capital.

3. To purchase, sell, manufacture, outsource, import and export any manner of national and foreign products or merchandise, or market the same either directly or through third parties.

4. Enter into general commercial transactions with any type of negotiable instruments, issued either by Mexican or foreign corporations and in particular the purchasing of stock or corporate shares in commercial or industrial ventures, including the temporary purchase of stock issued by the Corporation itself, charged to the capital stock and if the case, a reserve fund stemming from net earnings for the purpose of purchasing own shares, in compliance with legal requirements regarding the purchase of stock or shares. Any companies in which Wal-Mart de Mexico, S.A.B. de C.V., is a majority shareholder shall not directly nor indirectly invest in shares of the same, nor in any other company who is a majority shareholder for Wal-Mart de Mexico, S. A. B. de C.V., except in the case when the shares are purchased to comply with granted stock options or which can be given to the employees of said companies, if and only if the shares held do not exceed twenty-five percent of the total shares in stock of the corporation.

5. Conduct all manner of commercial commission operations and mediation in commercial businesses, pursuant to that outlined in the previous paragraphs.

6. Directly or through third parties, build, install and operate workshops, laboratories, retail shops and warehouses with the purposes outlined in the previous paragraphs.

7. Render legal, financial, economic and administrative professional services, and in general services of any type to all manner of companies, either commercial or industrial, as well as to individuals or corporations.

8. Execute all manner of contracts with individuals or corporations to direct, manage, finance, establish or run any type of commercial or industrial company.

9. Sign all manner of contracts as corporations or partnerships with individuals or corporations required to meet the purposes of the Company.

10. Issue, purchase, sell and endorse all manner of credit instruments and securities permitted by law; give all manner of real or personal guarantees, and enter into mortgage, guarantee and surety agreements.

11. Perform all legal proceedings and enter into any and all agreements and contracts that are directly or indirectly related to the purpose of the Company.

FOUR. - The term of the Corporation shall be ninety-nine years beginning on the eighth day of March, in the year nineteen hundred and ninety-three.

CHAPTER TWO
CAPITAL STOCK AND SHARES IN STOCK

FIVE. - Capital stock shall be variable with a fixed minimum of One billion, three hundred and seventy-five million, six hundred and one thousand, four hundred and twenty-eight Mexican Pesos, without the right to withdrawal, and an unlimited variable amount.

Capital stock shall be divided into two classes of shares:

A).- Class one, consisting of representative shares of minimum capital, and

B).- Class two, comprising representative shares of variable capital.

The aforementioned classes correspond to a single series, free subscription nominal shares, identified as Series "V", which shall represent one hundred percent of the shares and which may be subscribed or purchased by local or foreign individuals or companies.

The minimum capital stock shall be represented by One billion, sixty-five million, six hundred and ninety-nine thousand, two hundred and twenty-nine series "V" shares, non par value, wholly subscribed and paid in full. Said amounts may vary due to the repurchase of own shares by the Company, informing the Annual Regular Shareholders' Assembly of said decision.

Capital shall be subject to increases due to later contributions from partners or from admitting new partners, and due to the presumptions set forth in Article one hundred and sixteen of the General Corporation and Partnership Law. Moreover, the capital can be subject to reductions due to partial or complete withdrawals of contributions and because of reimbursements to shareholders and to absorb losses.

Increases and/or reductions to the capital stock shall be approved by the General Regular or Special Shareholders' Assembly, as deemed best. Said increase or reduction shall then be included in the minutes of the corresponding meeting, except in those cases when the increases or reductions derived from the purchase of the Corporation's own shares.

SIX.

1. All the shares into which the capital stock is divided are registered, indivisible, and with no par value. Shares confer rights on the holders and make them liable to those obligations corresponding to common stock.

The Corporation shall keep a shares record containing the data required by article one hundred and twenty-eight of the General Law on Comercial Enterprises. The Corporation will consider as owner of said registered shares whomever appears as such in the aforementioned record. To this end, the corporation must record the transfers performed at the request of any holder.

2. Printed instruments shall represent all shares. Provisional certificates may be issued until definitive instruments are printed.

3. The provisional certificates and definitive instruments for the shares representing the capital stock must be consecutively numbered and may guarantee one or several shares. They must contain all that is required by article one hundred and twenty-five of the General Law on Commercial Enterprises. Clauses five, six and twenty-five herein must be printed to the letter on them. They must have two written or facsimile signatures of either the Chairman or CEO if a board member, or secretary or alternate secretary for the Board of Directors of the corporation, or that of two members of said board as appointed by the board for said purpose. They shall also include an attachment of coupons duly numbered upon request of the owner. The instruments or provisional stock certificates may be exchanged for others of different denominations, but only if the new instruments or certificates guarantee the same number of shares as those given in exchange. Should the instruments or provisional certificates be lost, stolen or destroyed, they may be replaced pursuant to that set forth under Heading One, Chapter Roman Numeral One, Paragraph Two of the General Law on Credit Instruments and Operations, where expenses for said replacement to be covered by the owner of said certificates or instruments.

CHAPTER THREE
GENERAL SHAREHOLDERS' ASSEMBLY

SEVEN.

1. The supreme authority for the Corporation is the General Shareholder Assembly, who shall hold either regular or special meetings.

2. The regular shareholder assembly should meet:

I. To become familiarized with the matters outlined under article one hundred and eighty-one of the General Law on Commercial Enterprises.

II. To approve the purchase or transfer of shares and in exercise of the right of withdrawal under the following circumstances:

a) When the purchase value for shares from another corporation, due to one or several simultaneous or successive purchases, exceeds twenty percent of the book value for Wal-Mart de Mexico Sociedad Anonima Bursatil de Capital Variable, according to the latest financial statement for the Corporation. Assembly approval is not required when purchasing shares from other corporations whose activities are similar to the industrial, commercial or service-related activities of Wal-Mart de Mexico Sociedad Anonima Bursatil de Capital Variable.

b) When the transfer value for stock from another corporation, due to one or several simultaneous or successive transfers, exceeds twenty percent of book value according to the latest financial

statement for Wal-Mart de Mexico, Sociedad Anonima Bursatil de Capital Variable. Prior approval by the assembly shall be required if the share transfer implies, due to one or several simultaneous or successive operations, the loss in control by the Corporation, whose activities are similar to the industrial, commercial or service-related activities of Wal-Mart de Mexico, Sociedad Anonima Bursatil de Capital Variable.

c) When the right to withdraw variable capital of another corporation, due to one or several simultaneous or successive transactions, and the reimbursement of shares whose value exceeds twenty percent of the book value according to the latest financial statement for Wal-Mart de Mexico, Sociedad Anonima Bursatil de Capital Variable, prior approval from the Assembly shall also be required when said withdrawal implies, due to several simultaneous or successive transactions, loss of control over the Corporation, whose activities coincide with the industrial, commercial or service-related activities conducted by Wal-Mart de Mexico, Sociedad Anonima Bursatil de Capital Variable.

III. In cases required, to present the amount of capital stock that could be affected by the purchase of own shares as well as the maximum net equity amount, with the only limitation being that the sum of the resources allocated for that purpose shall under no circumstances exceed the total balance for net earnings for the Corporation.

IV. To appoint and remove the Chairman of the Audit Committee Chairman as well as the Chairman of the Corporate Practices Committee.

V. Any other matter not established by law or by the Bylaws herein as being the sole domain of the General Special Shareholders' Assembly.

3. The general Regular Assembly Meetings may be held at any time but must meet at least once a year within four months after the close of the corporate period. The general regular assembly that is informed of the results of the period must in turn present a report pursuant to that outlined under article one hundred and seventy-two of the General Law on Commercial Enterprises. Said report shall be in regards to the prior corporate period for the company or companies for which Wal-Mart de Mexico, Sociedad Anonima Bursatil de Capital Variable owns fifty percent or more of shares and when the purchase value has exceeded twenty percent of the book value for the controlling company upon close of the corporate period. In addition, the shareholders shall receive a report from the Audit Committee and the Corporate Practices Committee. Both may hold sessions together with the same attendees.

4. The General Regular Assembly meetings shall be considered legally held at the first call to the same when at least half of the shares in capital stock are represented and the decisions made shall be considered valid when arrived at through a majority of votes of those present at said meetings. Should it not be possible for the Assembly to meet on the date designated, a second call shall be made and shall be designated as such. Said meeting may be held and considered as legal with as many shares that are represented and decisions made shall be considered as valid when arrived at through a majority vote of those present.

5. Special General Assembly meetings shall deal with the following matters as per that outlined under article one hundred and eighty-two of the General Law on Commercial Enterprises:

I. An extension of Corporate duration;

II. Termination of the Corporation in advance of agreed upon date;

III. Increase or reduction in Capital Stock;

IV. Changes to the Corporate purpose;

V. A change in Corporate nationality;

VI. Transformation of the Corporation;

VII. Corporate mergers or break-up;

VIII. Issuance of preferred stock;

IX. Amortization by the Corporation of own shares, issuance of common stock for preferred stock called in;

X. Issuance of bonds; and

XI. Any other change to the corporate contract.

In addition to the matters listed above, the Special General Assembly meetings must deal with the following:

a) Legal restructuring of the corporation.

b) Changes to the rights of any corporate stock. Special General Shareholder meetings are considered legally constituted, in the case of a first call, when at least seventy-five percent of shares are represented. The decisions made are considered valid if approved by shareholders holding at least half of said shares. In the case of second or later calls, the Special General Shareholder meetings are considered legally constituted when at least fifty percent of shares are present. Their decisions are considered valid if approved by shareholders representing at least fifty percent of stock.

6. Should the General Regular Assembly need to deal with matters that according to the Bylaws herein are the domain of the special shareholders' assemblies due to reforms made to articles one hundred and eighty-one and one hundred and eighty-two of the General Law on Commercial Enterprises, the same quorum and the same majority rule as that outlined under paragraph five above are required for decisions to be deemed valid.

EIGHT.-

General Shareholders' Assemblies shall be held according to the following rules:

1. - Meetings are to be held at the corporate legal domicile, with the exception of unforeseeable circumstances or cases of force majeure. The call to meeting shall be made by the Board of Directors. Said call shall be published in the Official Daily Gazette or in a major newspaper obtained in the place of the legal domicile. Said call is to be published at least fifteen days prior to the meeting, with the exception of that set forth under clause seven, paragraph two, subparagraph Roman numeral two of the Bylaws herein, whereby the minimum notice shall be five days prior to the meeting. The call to meeting shall include the date, time and place of the assembly, the Order of Business, and shall be signed by whom makes said call. During the aforementioned period of time, the books and documents related to the purpose of the Assembly meeting shall be made available at corporate offices for any and all shareholders to be able to consult and, if applicable, shall include the Financial Information Document with its corresponding attachments.

2. - When the attendees at the Assembly represent the totality of stock issued, the call shall not be necessary. Nor shall it be necessary when an Assembly is suspended for whatever reason and is to continue on a different date and time. In both cases, it shall be noted in the corresponding Minutes.

3. - The owners of stock may attend assembly meetings in person or through general or special proxy, where in the latter case only a power of attorney signed by said Shareholder is required.

4. - In order to attend the Assembly meetings, shareholders must present, a minimum of two days prior to the date of the meeting, proof of ownership of one or more shares. Said proof may be the instrument itself or certification from some National or Official Credit Institution authorized for deposit in the sense that said instrument or instruments are in deposit and that the person mentioned in the proof of deposit issued by the institution has the right to represent the stock registered by the instrument or instruments.

5. Before calling the meeting to order, the presiding official shall appoint one or more examiners who shall verify the number of shares in stock represented and shall make a list of the attendees, listing the number of shares each represents.

6. Once necessary attendance or quorum is established, the Chairman shall call the Assembly meeting to order and shall proceed to cover the Order of Business, presiding over all agreements and debates.

7. The Chairman of the Board of Directors shall preside over the Assembly meeting and should he be absent, the person elected by the Assembly itself. The Secretary for the Assembly shall be the Secretary of the Board of Directors. If absent, the person elected by the Assembly itself.

8. The Secretary shall keep the Minutes and create a file for the same. The file shall contain the following:

a) A copy of the newspaper in which the call to meeting was published, should it be the case.

b) The attendance list of owners of stock.

c) The powers of attorney presented or the extract of the document used as proof certified by the Secretary or Examiner.

d) A copy of the minutes of the Assembly meeting.

e) All reports, opinions and any and all documents presented during the Assembly meeting.

f) Certification by the Secretary that provisions in paragraph III of Article 49 in the Securities Market Law has been observed.

9. - Should for any reason the call to order for a legally established Assembly meeting not be performed, a document stating the same with the corresponding reasons is required. A file of the same shall be kept as per paragraph eight above.

10. - The decisions made by the General Assembly are legally binding for all shareholders in terms of the document herein. This includes opposing votes and those not present. There shall be no later recourse and the decisions are considered definitive. The Board of Directors is thereby authorized to act on the agreements, pronounce judgment and conduct the necessary measures or enter into the necessary contracts that are required for full compliance with agreements approved by the Assembly.

11. Shareholders who own twenty percent or more of the capital stock may judicially oppose to the decisions reached by the Assembly.

12. Shareholders that own ten percent of the Corporation's capital stock may request that the vote of an issue, for which they deem no sufficient information has been provided, is postponed for three calendar days without the need for a new call.

13.- If a General Regular or Special Shareholders' Assembly, duly called, were not to have the necessary quorum, the call would be repeated with the same requirements and the same time periods outlined under paragraph one of this clause. An Assembly meeting stemming from a second or later call shall be held if and only if the numbers of shares in stock represented are those established under clause seven of these Bylaws, and shall be applicable for all types of Assembly meetings.

CHAPTER FOUR

CORPORATE ADMINISTRATION

NINE.- The corporate administration shall be conducted by a Board of Directors and the CEO. Said board shall consist of the number of directors determined by the General Regular Shareholders' Assembly, and they shall be no more than twenty-one, at least twenty-five percent of which shall be independent directors. Moreover, for each director, a corresponding alternate shall also be appointed. Alternates for independent directors shall be independent as well.

TEN.- The Board of Directors shall be in charge of Corporate business, operations, actions and contracts related to the corporate purpose, with the exception of those deemed the sole domain of the General Regular or Special Assemblies by law or by the bylaws herein. Said Board shall represent the Corporation before any and all administrative and judicial authorities, with general proxy for acts of ownership and management and for collections, with no limits as per article two thousand five hundred and fifty-four of the Civil Code for Mexico City. It is also authorized to perform those duties stipulated by law as requiring special clause, including, but not limited to, the following powers:

a) Perform actions strictly pertaining to ownership such as, sell, mortgage or in any other manner perform a transfer or lien, as well as lease or affect, corporation property.

b) Accept money as a loan, pay guarantees, buy in installments and conduct credit operations without any limitations, including the signing and accepting of any manner of negotiable instruments and become a surety on behalf of the Corporation.

c) Direct, manage and in general control corporate businesses and the administration of all its properties, overseeing compliance of all contracts and agreements that have been signed with the purpose of meeting corporate objectives.

d) Prepare, approve and present to shareholders the yearly financial information document as required by law, and present to the shareholders the resolutions deemed appropriate with regards to income, profits and losses.

e) Suggest plans and standards to be followed by the Corporation, especially with regards to purchase, sale, leasing, liens, mortgages and transfers of all manner of properties, real estate, rights and concessions, franchises, the securing of loans, and all other major administrative proceedings and problems.

f) Freely appoint and remove proxies and other corporation officials and employees, grant them powers and modify the same but always setting the limits outlined under the Clause Seventeen, establish the emoluments and set the personal guaranty that should be paid to secure absolute compliance with obligations and approve the outside auditor the corporation, prior recommendation by the Audit Committee.

g) Establish and close branch and agency offices for the Corporation.

h) With limits established under Clause Seventeen, wholly or partially delegate powers to any person, entity, group of persons, managers or any other official or proxy, as well as granting general or special powers, legal mandates or administrative proxy for any period of time, and delegate to any person, whether a member or not of the Board of Directors, the power to confer or revoke general and special powers, and to perform any other proceeding that should be completed.

i) To issue and convert shares when it does not imply changes to the Capital Stock.

j) The non-delegable power to resolve the purchasing of representative shares of Capital Stock, through the Mexican Stock Exchange, at current market price, chargeable to Net Equity and, should the case arise, to Capital Stock; and its later placement among the investor community.

k) The non-delegable power of the Board to approve operations not falling under the regular line of business and which would take place between the corporation and its partners with persons who are part of the corporate management, or with whom said persons have equity ties, or if applicable, blood ties or ties to the second degree, the spouse or common law spouse, and those transactions representing more than one percent of corporate assets. The purchase or sale of five percent or more of assets and the granting of guarantees for amounts exceeding five percent of assets.

l) After having first received an opinion from the Audit and Corporate Practices Committees, decide on and approve those transactions that the Corporation or its Subsidiaries wish to execute with related parties or which compromise corporate wealth.

m) Appoint among proprietary members the members for the Audit and Corporate Practices Committees. It shall be understood that both Committees can act as one, provided, however that provisions in Articles 41, 42 and 43 of the Securities Market Law are observed.

n) All others conferred by national law and Company Bylaws that are not reserved as the sole domain of the shareholders.

ELEVEN.

1. The members of the Board of Directors shall be appointed as outlined under Clause Nine and shall hold that position for the time period established by the assembly, until such time as replacements have been elected and assume their duties. Notwithstanding, a duly called Shareholders' Assembly may revoke the appointment of one or more Directors.

The Board of Directors may appoint provisional directors pursuant to, and for the purposes set forth in Article 24 in the Securities Law.

2. The members of the Board of Directors shall deposit with the Corporation Treasury the amount of one thousand pesos or shall produce a guarantee for said amount, to the satisfaction of the Assembly. Said amount deposited or in guarantee is to cover the liability that could be incurred during the performance of their duties. Notwithstanding, the shareholders may demand a larger or different amount.

3. The directors shall be appointed through the majority rule of stock present during the General Regular Shareholders' Assembly.

4. The minority of shareholders representing at least ten percentage of the capital stock of subscribed shares shall be entitled to:

a) Appoint or remove a member of the Board of Directors. Such appointment may only be revoked when the other members of the Board of Directors are removed, in which case, removed members shall not be appointed as such for a period of 12 months immediately following the date of removal.

b) Request the Chairman of the Board of Directors or the Chairman of the Committees to enforce corporate and audit practices, at any moment, and call for a general shareholders' assembly.

5. If upon holding elections as per that outlined under paragraph three of this clause, a minority shareholder or group of minority shareholders exercise the right during any shareholder assembly, as outlined under paragraph four above regarding the appointment of a Director and the corresponding Alternate Director for a given corporate period or part of one, said minority shareholder or group of minority shareholders may not vote during the appointment of the rest of the Directors for the same complete or partial period.

TWELVE.

1. The Board of Director meetings shall be held at the corporate domicile, in the branch offices or agencies that have been set up anywhere else in Mexico that the board may designate.

Decisions may be unanimously made outside of board sessions, and these decisions shall have the same validity as if they had been made during board meetings. In this case, these decisions may be made regardless of the location of each board member, and of the means used for communication. Said decisions should be confirmed in writing, and shall be set down in the book containing board minutes and be duly signed by the chairman and secretary or alternate secretary.

2. Board of Director meetings may take place at any moment called by the chairman, the secretary, the alternate secretary, the Audit and Corporate Practices Committees or twenty-five percent of the directors, either in writing or through any other means at least five days prior to the meeting date, specifying the time, date and the Order of Business.

The Board of Directors must meet at least four times a year.

3. The Board members may waive in writing the need for a call to meeting and when a Director is present, it shall be considered as a waiver to the call.

4. With the exception of cases that will be outlined further in this same paragraph regarding the establishing of a quorum for any Board of Directors meeting, a minimum of one half plus one directors or alternates for the same must be present. Decisions regarding all matters in the domain of the Board and listed on the Order of Business shall be considered approved when at least one half plus one of Directors or Alternates issues a positive vote. To deal with and legally arrive at a decision on the matters listed below, the Chairman of the Board must be present, in addition to at least half of the Directors or Alternate Directors. Decisions are considered approved with a positive vote of the Chairman and at least half of the Directors or Alternate Directors. These matters are:

a) Any operation meant to purchase or acquire by whatever instrument, to sell or transfer any instrument regarding fixed assets of corporate property or to enter into any permanent investment exceeding twenty-five percent of book value according to the latest Financial Information statement approved by the shareholders.

b) Incur debts with an expiration date beyond twelve months and in excess of twenty-five percent of Net Equity according to the latest Financial Information document approved by the shareholders.

c) Grant guarantees, liens, mortgages and other securities of any kind in excess of twenty-five percent of Net Equity according to the latest financial information document approved by the shareholders.

d) The appointment or removal of the Chairman of the Board and the company CEO, as well as the granting or revoking of their respective powers.

e) Supply instructions regarding the form and terms for issuing votes on shares pertaining to the Corporation, in General Regular and Special Assemblies, for those companies where it is majority shareholder. In the case of a tie, the Chairman of the Board shall have the deciding vote.

5. There is to be official Minutes recorded for every Board of Directors meeting and the same is to be kept in the Document Book, and is to be signed by the Chairman and Secretary or alternate Secretary of the Board.

6. The Directors are to receive fees for their services as such. Said fees are to be set by the General Shareholders' Assembly. In addition, travel expenses incurred by Company operations are to be paid, as well as travel expenses to and from the place where the meeting is to be held.

7. Board members are in charge of decisions made regarding matters outlined under section k) of clause ten, with the exception of that stated under article one hundred and fifty-nine of the General Law on Commercial Enterprises.

8. The members of the Board of Directors and the CEO shall meet due diligence and loyalty duties as set forth in Articles 30, 31, 32, 34, and 35 of the Securities Market Law, and shall refrain from engaging in behaviors that may be deemed illicit deeds or actions pursuant to Article 36 of the Securities Market Law.

CHAPTER FIVE
OFFICIALS

THIRTEEN.- Once the Board of Directors is duly formed, in its first meeting it should appoint among its members a Chairman. In addition, a secretary, an alternate secretary can be appointed, and a treasurer is optional, none of them shall be a Board member.

FOURTEEN.- The duties and obligations for the Chairman of the Board are as follows:

I. Preside over General Shareholder Assemblies and ensure compliance with resolutions when a special executor is not appointed.

II. Make calls to Board of Director meetings, preside over the same and ensure compliance with resolutions when a special executor is not appointed.

III. Sign Minutes for Shareholder Assemblies and Board meetings presided over, as well as copies of said documents when issued upon request of interested parties.

IV. Supervise strict compliance with the Corporation Bylaws and all agreements approved by board assemblies and committees.

V. On a yearly basis, produce a detailed report for the Shareholders on the state of affairs of the Corporation.

VI. Any other duties and obligations granted or imposed by the Board of Directors.

FIFTEEN.- Should the Board of Directors decide to create the position of Treasurer, the latter shall have the following duties and obligations:

I. The safekeeping of corporate funds and supervises management and investment of the same.

II. The safekeeping of shares and cash deposited by the Directors, CEO and other officials, guaranteeing proper management, or the security policies and issuing the corresponding receipts.

III. Supervise that corporation accounting be properly conducted and that applicable tax provisions be strictly followed.

IV. Ensure that the annual Financial Information document be properly prepared and presented in a timely manner to the Board for approval, who in turn must obtain the opinion of the legal entity who is to prepare the audit for the Corporation and present information to the General Regular Shareholders' Assembly.

SIXTEEN.- The Secretary and the alternate secretary for the Board of Directors shall be in charge of the following:

1. Perform the duties appointed during Shareholder Assemblies and Board meetings, in addition to taking the Minutes for both, and signing the same together with the Chairman of the Board.

2. Keep the record book for Shareholder Assemblies and Board of Director meetings, as well as the Record for Registered Shares and the Record for Increases and Reductions in Capital Stock.

3. Supply, upon request, to those with right to the same, copies of documents recorded in said books, and documentation related to the corporation, as well as to subscribe certificates and communiqués in compliance with regulations applicable to limited liability stock corporations trading in the stock market.

4. Notarize the decisions reached by the Board of Directors and Shareholders' Assemblies, and those decisions that under the applicable law are required to be notarized.

SEVENTEEN.- The Board of Directors may freely appoint and remove the CEO and relevant executive officers, who may or may not be a shareholder, and who shall have the obligations, rights and compensation allocated and those stated by law; additionally they shall guarantee the proper management in keeping with the same manner conduct observed by Directors. The attributions granted to said CEO as well as to any other official employed by the corporation shall always be limited to prior authorization by the Board, as per that contained under clause twelve, paragraph four of the bylaws herein. The duties for the Directors and CEO shall be compatible and may be performed by one same person, and in such case, the aforementioned guarantee need only be produced one single time.

The CEO shall perform management, administrative and business execution activities on behalf of the Corporation and the legal entities controlled by the same, as well as those activities described in Articles 44, 45, 46 and those applicable under the Securities Market Law.

EIGHTEEN.- The CEO, or in his absence, the Board, may freely appoint and remove one or more Managers, Assistant Managers and Proxies for the corporation, and who may or may not be shareholders. They are to be instructed on their authorizations, obligations and emoluments, with clear indication given of the scope of their attributes so their duties may be properly conducted in the businesses and places that the Board itself designates.

CHAPTER SIX
SUPERVISION OVER THE CORPORATION

NINETEEN.- Supervision over the corporation shall be the responsibility of the Board of Directors, through the Audit and Corporate Practices Committees, which shall consist of at least three regular directors, who shall be independent. In addition, they shall perform surveillance activities on the legal entity that conducts the outside audit for the Corporation. The members of the Audit and Corporate Practices Committees shall be annually appointed by the Board of Directors and shall perform the activities contemplated in Articles 42 and 43 in the Securities Market Law. They shall hold their positions for one year or until proper replacements have been appointed and can assume the position.

CHAPTER SEVEN
PROFITS AND RESERVE FUND

TWENTY. - Upon close of each fiscal year, the Financial Information document shall be prepared within the following three months, presenting the same to the General Shareholders' Assembly for their approval regarding net profits. Once the Shareholders' Assembly has approved inventory and the financial information document, the following distribution is in order:

a) A minimum of five percent is to be set aside for the reserve fund as per that stipulated under article twenty of the General Law on Commercial Enterprises, until said fund amounts to twenty percent of capital stock. Said amounts are also to be used to create any other fund approved by the General Assembly.

b) The remaining profits shall be used as agreed by the General Regular Shareholders' Assembly. When so instructed to do so, the Board of Directors may at any time pay dividends on profits earned according to the Financial Information documents approved by the shareholders. All dividends decreed and not collected by shareholders within a period of five years shall be deemed waived in favor of the corporation.

c) When so decreed by the General Special Shareholders' Assembly, the corporation may proceed to amortize shares with distributable profits by following the rules set forth under the General Law on Commercial Enterprises.

CHAPTER EIGHT
CORPORATION TERMINATION AND SETTLEMENT

TWENTY-ONE.- The corporation shall be terminated upon expiration of the time period mentioned under clause four, unless said period is extended prior to its expiration date by agreement reached during a Special Shareholders' Assembly meeting or prior to said expiration for any of the reasons outlined under article two hundred and twenty-nine of the General Law on Commercial Enterprises.

TWENTY-TWO.- After completing the termination of the Corporation by the Shareholders' Assembly, one or two liquidators shall be appointed. They shall conduct settlement procedures for the same and distribute the products among the shareholders in the exact same proportion of the shares in stock each possesses. Said liquidators shall be fully empowered to perform the settlement, collect all amounts due the Corporation and pay all amounts owed. They are to initiate any and all forms of suits and follow through on the same to conclusion with the full general legal powers of attorney pursuant to articles two thousand five hundred and fifty-four and two thousand five hundred and eighty-seven of the Civil Code for Mexico City. They are equally authorized to cancel mortgages and other liens; settle disputes and sell properties or securities of any kind. With regards to any powers and obligations not specifically set forth in these bylaws, the liquidators shall have all those conferred by articles two hundred and forty-two and those that follow under the Law on Commercial Enterprises.

TWENTY-THREE.- The shareholders shall be responsible for corporation losses only in the amount of the value of their respective subscribed shares in stock, regardless of non-payment of the same.

TWENTY-FOUR.- The founding partners as such do not set aside any special sharing of profits.

CHAPTER NINE
GENERAL PROVISIONS

TWENTY-FIVE.- Any foreigner who during the incorporation or at any later period acquires interests or shares in the Corporation shall, by virtue of either fact, be considered as a Mexican and it shall be understood that said foreigner agrees not to invoke the protection of his/her government. Should this condition be breached, he/she shall lose said interests or shares in favor of the Mexican nation.

TWENTY-SIX.- Corporate periods for the Corporation shall begin on January first and end on December thirty-first of each year.

TWENTY-SEVEN.- For the purpose of canceling stock of the Registry, pursuant to terms in Article 108, section II in the Securities Market Law, the Corporation shall be excluded from tendering the public offering set forth in said legal provision; provided however the Corporation proves to the Commission that shareholders, representing at least ninety-five percent of the Corporate Capital Stock, have given their consent through agreement reached by the assembly, that the amount offered for publicly traded shares is less than 300,000 investment units. In addition to the fact that, the Corporation shall create a trust as contemplated in the last paragraph of section II of Article one hundred and eight, and notify that the cancellation and creation of the hereinbefore mentioned trust through the SEDI.

TWENTY-EIGHT.- In addition to the legal provisions under which the Corporation can be dissolved, a special cause for dissolution shall be that the Capital Stock of the Corporation, set forth in Clause Five herein, drops below Fifty Thousand Pesos.

TWENTY-NINE.- Any case not specifically contemplated in this document, the provisions in the Securities Market Law and the General Law shall apply.

5) STOCK MARKET

A) STOCK STRUCTURE

Wal-Mart de Mexico stock trades in the Mexican Stock Exchange under the WALMEX ticker symbol.

STOCK STRUCTURE
AS OF DECEMBER 31, 2006
MILLIONS OF SHARES

SERIES		NUMBER OF SHARES	%
"V"	Free subscription, with voting rights	8,572	100

The company has a sponsored ADR program on its series "V" shares. The depositary bank is The Bank of New York.

B) STOCK PERFORMANCE IN THE SECURITIES MARKET[8]

RELEVANT STOCK INDICATORS

	2006	2005	2004	2003	2002
Maximum Price	47.56	31.18	19.78	16.93	16.47
Minimum Price	26.23	18.92	15.86	11.64	11.49
Closing Price	47.56	29.51	19.15	16.02	11.81
Volume (millions)	2,213.2	2,423.9	2,424.8	1,803.4	1,745.8

RELEVANT STOCK INDICATORS 2005

	QUARTER			
	1ST	2ND	3RD	4TH
Maximum Price	20.73	22.67	27.68	31.18
Minimum Price	18.93	18.92	22.09	24.05
Closing Price	19.60	21.84	27.38	29.51
Volume (millions)	607.5	555.7	602.2	658.5

RELEVANT STOCK INDICATORS 2006

	QUARTER			
	1ST	2ND	3RD	4TH
Maximum Price	31.22	34.52	38.48	47.56
Minimum Price	28.21	26.23	30.09	35.82
Closing Price	28.76	31.18	37.41	47.56
Volume (millions)	458.8	795.2	457.2	502.0

[8] *For purposes of comparison, all values have been adjusted according to the split on February 9, 2006.*

RELEVANT STOCK INDICATORS (JULY 2006 – DECEMBER 2006)

	JULY	AUGUST	SEPTEMBER	OCTOBER	NOVEMBER	DECEMBER
Maximum Price	34.92	37.64	38.48	38.64	41.06	47.56
Minimum Price	30.09	32.95	35.15	35.82	37.12	41.79
Closing Price	33.93	37.34	37.41	37.47	41.06	47.56
Volume (millions)	157.2	169.9	130.1	190.1	176.1	135.8

FILE N°
82-4609

6) PEOPLE IN CHARGE

"The undersigned hereby swear that in the scope of our respective duties, we have prepared information on the issuer contained in the present yearly report and it is to the best of our knowledge a reasonable reflection of its situation. In addition, we hereby claim to know of no deliberate omission or altering of relevant information in this annual report, which could lead to errors by investors."

Jose Luis Rodriguezmacedo
Senior Vice President and
Legal Director

Rafael Matute
Executive Vice President and
CFO

Eduardo Solorzano
Chief Executive Officer

Date: June 15, 2007

"The undersigned hereby swears that opinion was rendered on the financial statements contained in the present annual report for Wal-Mart de Mexico, S.A.B. de C.V., and subsidiaries, as of December 31, 2006 and 2005 and for the years ending on these dates, according to generally accepted auditing standards in Mexico. In addition, I hereby claim that within the scope of the work performed to render the aforementioned opinion, to my knowledge no relevant financial information contained in this annual report was deliberately omitted or altered, and that said report contains no information that could lead to errors by investors."

Felizardo Gastelum
Independent Auditor

Date: June 15, 2007

7) ATTACHMENTS

A) CONSOLIDATED FINANCIAL STATEMENTS AND OPINION OF THE STATUTORY AUDITOR

Audit Committee Report

To the Board of Directors of Wal-Mart de Mexico, S.A.B. de C.V.
Present

Gentlemen:

In compliance with article 43 of the Mexican Securities Market Law in effect and the rules and regulations of the Board of Directors, this is to inform you of the operations carried out during the year ended on December 31, 2006.

In carrying out our work, we have adhered not only to the Mexican Securities Market Law but also to the recommendations contained in the Company's Code for Better Corporate Practices and the Ethics Code.

In order to comply with our supervision process, we performed the following:

a) We analyzed the status of the internal control system and were thoroughly informed on the internal and external audit work programs and developments and of the main matters subject to improvements, as well as of follow up on preventive and corrective measures in place. In our opinion, the Company complies with the effectiveness required to operate under a general control environment.
b) We evaluated the performance of the external auditors, who are responsible for issuing an opinion on the reasonability of the entity's financial statements and their compliance with Mexican financial reporting standards, and we consider that the partners of Mancera, S.C. (a member of Ernst & Young Global) comply with the necessary requirements of professional quality and intellectual and economic independence, and therefore recommended their appointment to examine and issue a report on the financial statements of Wal-Mart de Mexico, S.A.B. de C.V. and Subsidiaries at December 31, 2006.
c) We were informed of the accounting policies approved in 2006 and of the fact there were no changes affecting the figures contained in the financial statements and we followed up on the implementation of the provisions of the new Securities Market Law.
d) In 2006, we attended a number of meetings to review the entity's financial statements, followed up on the annual investment plan, investigated on the development of current lawsuits and litigations, and verified compliance with the applicable legal standards and provisions with satisfactory results.

Based on the work performed, we recommend that the Board of Directors submit the financial statements of Wal-Mart de Mexico, S.A.B. de C.V. and subsidiaries for the year ended on December 31, 2006 to the Company's Stockholders' Meeting for approval.

The Committee was headed by Mr. Ernesto Vega Velasco until November 14, 2006, at which date a Stockholders' Meeting was held to adjust the Company's bylaws to the new provisions of the Securities Market law, and he remains a member of the Committee to date.

Sincerely,

Audit Committee
Mexico City, February 8, 2007.

Report of Independent Auditors

To Shareholders of
Wal-Mart de Mexico, S.A.B. de C.V.

We have audited the accompanying consolidated balance sheets of Wal-Mart de Mexico, S.A.B. de C.V. and Subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in conformity with Mexican financial reporting standards. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the financial reporting standards used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wal-Mart de Mexico, S.A.B. de C.V. and Subsidiaries at December 31, 2006 and 2005, and the consolidated results of their operations, changes in their shareholders' equity and changes in their financial position for the years then ended, in conformity with Mexican financial reporting standards.

Mancera, S.C.
A Member Practice of
Ernst & Young Global

Felizardo Gastelum

Mexico City, January 29, 2007; note 16 referring to final approval of financial statements is dated February 8, 2007.

CONSOLIDATED BALANCE SHEETS

(Notes 1,2 and 3)

Thousands of Mexican pesos with purchasing power at December 31, 2006

	DECEMBER 31	
	2006	2005
ASSETS		
Current assets:		
Cash and cash equivalents	Ps. 14,984,971	Ps. 14,734,632
Accounts receivable – net (Note 4)	3,815,007	2,735,347
Inventories	18,057,666	14,669,131
Prepaid expenses	554,777	514,400
Total Current assets	37,412,421	32,653,510
Property and equipment - net (Note 5)	61,449,538	55,558,998
Total assets	Ps. 98,861,959	Ps. 88,212,508
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable to suppliers (Note 7)	Ps. 25,864,546	Ps. 21,256,970
Other accounts payable (Note 7 and 8)	5,495,921	6,760,710
Total current liabilities	31,360,467	28,017,680
Long-term other liabilities (Note 10)	2,225,721	1,622,615
Deferred income tax (Note 11)	5,714,753	4,648,319
Seniority premiums (Note 12)	65,468	25,439
Total liabilities	39,366,409	34,314,053
Shareholders' equity (Note 13):		
Capital stock	19,629,203	17,470,009
Legal reserve	3,491,209	3,110,969
Retained earnings	47,971,928	43,897,780
Accumulated result of restatement	(11,343,844)	(10,709,152)
Premium on sale of shares	2,247,436	2,256,410
Employee stock option plan fund	(2,500,382)	(2,127,561)
Total shareholders' equity	59,495,550	53,898,455
Total liabilities and shareholders' equity	Ps. 98,861,959	Ps. 88,212,508

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF INCOME

(Notes 1,2 and 3)

Thousands of Mexican pesos with purchasing power at December 31, 2006

	YEAR ENDED DECEMBER 31	
	2006	2005
Net sales	Ps. 198,243,948	Ps. 171,026,192
Other income	727,231	678,959
Total Revenues	198,971,179	171,705,151
Cost of sales	(156,019,606)	(135,115,708)
Gross profit	42,951,573	36,589,443
Operating expenses	(26,834,097)	(23,834,630)
Operating income	16,117,476	12,754,813
Comprehensive financial income:		
Financial income - net	845,442	1,178,061
Exchange gain	42,162	8,178
Monetary position gain	518,941	265,085
	1,406,545	1,451,324
Other expenses - net	(55,345)	(261,770)
Income before income tax and employee profit sharing	17,468,676	13,944,367
Income tax and employee profit sharing (Note 11)	(5,044,127)	(4,093,590)
Net income	Ps. 12,424,549	Ps. 9,850,777
Earnings per share (in pesos)	Ps. 1.438	Ps. 1.125

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the years ended December 31, 2006 and 2005

(Notes 1, 2, 3 and 13)

Thousands of Mexican pesos with purchasing power at December 31, 2006

	CAPITAL STOCK	LEGAL RESERVE	RETAINED EARNINGS	ACCUMULATED RESULT OF RESTATEMENT	PREMIUM ON SALE OF SHARES	EMPLOYEE STOCK OPTION PLAN FUND	TOTAL
Balances at December 31, 2004	Ps. 15,559,667	Ps. 2,822,791	Ps. 41,772,558	Ps. (10,265,190)	Ps. 2,258,877	Ps. (1,673,141)	Ps. 50,475,562
Movements in employee stock option plan fund					(2,467)	454,420	(456,887)
Increase in legal reserve		288,178	(288,178)				-
Repurchase of shares	(412,043)		(4,535,280)				(4,947,323)
Dividends capitalized and paid	2,322,385		(2,902,097)	15,072			(564,640)
Comprehensive income			9,850,777	(459,034)			9,391,743
Balances at December 31, 2005	17,470,009	3,110,969	43,897,780	(10,709,152)	2,256,410	(2,127,561)	53,898,455
Movements in employee stock option plan fund					(8,974)	(372,821)	(381,795)
Increase in legal reserve		380,240	(380,240)				-
Repurchase of shares	(343,437)		(4,641,420)				(4,984,857)
Dividends capitalized and paid	2,502,631		(3,328,741)	9,238			(816,872)
Comprehensive income			12,424,549	(643,930)			11,780,619
Balances at December 31, 2006	Ps. 19,629,203	Ps. 3,491,209	Ps. 47,971,928	Ps. (11,343,844)	Ps. 2,247,436	Ps. (2,500,382)	Ps. 59,495,550

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

(Notes 1, 2 and 3)

Thousands of Mexican pesos with purchasing power at December 31, 2006

	YEAR ENDED DECEMBER 31	
	2006	2005
OPERATING ACTIVITIES		
Net income	Ps. 12,424,549	Ps. 9,850,777
Charges (credits) not requiring the use of (providing) resources:		
Depreciation	3,300,051	3,236,458
Seniority premiums and others	79,351	32,443
Deferred income tax	1,054,295	(675,275)
	16,858,246	12,444,403
Changes in:		
Accounts receivable	(1,079,660)	(648,830)
Inventories	(4,047,068)	(2,272,714)
Prepaid expenses	(40,377)	(136,639)
Accounts payable to suppliers	4,607,576	4,036,164
Other accounts payable	(1,252,650)	2,682,359
Seniority premiums	(39,694)	(34,129)
Resources provided by operating activities	15,006,373	16,070,614
FINANCING ACTIVITIES		
Long-term other liabilities	597,909	1,475,801
Repurchase of shares	(4,984,857)	(4,947,323)
Payment of dividends	(816,872)	(564,640)
Resources used in financing activities	(5,203,820)	(4,036,162)
INVESTING ACTIVITIES		
Purchase of property and equipment	(9,080,019)	(8,459,212)
Sale and retirement of property and equipment	456,038	376,018
Property under capital lease	(546,438)	(1,496,214)
Employee stock option plan – net	(381,795)	(456,887)
Resources used in investing activities	(9,552,214)	(10,036,295)
Increase in cash and cash equivalents	250,339	1,998,157
Cash and cash equivalents at beginning of year	14,734,632	12,736,475
Cash and cash equivalents at end of year	Ps. 14,984,971	Ps. 14,734,632

The accompanying notes are an integral part of these financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2006 and 2005

Thousands of Mexican pesos with purchasing power at December 31, 2006, unless otherwise indicated

NOTE 1

Financial Reporting Standard:

As of January 1, 2006, the requirements of Mexican Financial Reporting Standards (FRS) Series A (FRS A-1 to FRS A-8) related to the conceptual framework and FRS B-1, Accounting Changes and Corrections of Errors, became effective. The new Mexican financial reporting standards were issued by the Consejo Mexicano para la Investigacion y Desarrollo de Normas de Informacion Financiera, A.C., or CINIF, (Mexican Financial Reporting Standards Research and Development Board). Company management believes these new accounting requirements, effective as of 2006 did not have a material effect on the Company's financial position or on its accounting policies.

As of January 1, 2006, the term "financial reporting standards" or "FRS" replaced the term "generally accepted accounting principles" or "GAAP" used through December 31, 2005. When general reference is made to any of the documents comprising the FRS, it will be understood that they refer either to the standards issued by the CINIF or the Mexican accounting Bulletins originally issued by the Accounting Principles Board of the Mexican Institute of Public Accountants that were transferred to the CINIF. However, when specific reference is made to any of the documents included in the FRS, they will be designated by their original name; in other words, FRS or Bulletin, as the case may be.

NOTE 2

Description of the Business:

Wal-Mart de Mexico, S.A.B. de C.V. (WALMEX or "the Company") is a company incorporated under the laws of Mexico and listed on the Mexican Stock Exchange, whose principal shareholder is Wal-Mart Stores, Inc., a U.S. corporation, through Intersalt, S. de R.L. de C.V., a Mexican company.

WALMEX has a 99.9% equity interest in the following groups of companies:

GROUP	LINE OF BUSINESS
Nueva Wal-Mart	Operation of 258 (203 in 2005) Bodega Aurrera, discount stores, 77 (69 in 2005) Sam's Club membership self-service wholesale stores, 118 (105 in 2005) Wal-Mart Supercenter hypermarkets and 60 (55 in 2005) Superama supermarkets.
Suburbia	Operation of 62 (53 in 2005) Suburbia stores with apparel and accessories for the entire family.
Vips	Operation of 239 (231 in 2005) Vips restaurants serving international cuisine, 72 (60 in 2005) El Porton restaurants serving Mexican food, and 7 restaurants specializing in Italian food during both years.
Trade company	Import of goods for sale.
Real estate	Real estate developments and management of real estate companies.
Services companies	Providing of professional services to companies in the Group and not-for-profit services to the community at large.

On November 22, 2006, the Ministry of Finance and Public Credit (Hacienda) authorized WALMEX to create Banco Wal-Mart de Mexico Adelante, S.A. It is expected that such bank will start up operations during the second half of 2007. The Company has met the minimum capital requirements for banking institutions established in Article 2 of the Circular Unica de Bancos issued by the Mexican Banking and Securities Commission.

NOTE 3

Significant Accounting Policies:

The most important accounting policies observed in the preparation of the financial statements are described below:

a. The accompanying consolidated financial statements include the statements of WALMEX and those of its subsidiaries, which are grouped as described in Note 2. All related party balances and transactions were eliminated in the consolidation.

b. The consolidated financial statements provide comprehensive recognition of the effects of inflation on the financial information as required by accounting Bulletin B-10.

c. The preparation of financial statements in conformity with the FRS requires the use of estimates in some items. Actual results might differ from these estimates.

d. Cash and cash equivalents consist basically of bank deposits and highly liquid investments. These investments are stated at cost plus accrued interest, not in excess of market value.

   The Company has no financial instruments (derivatives).

e. Inventories are stated at average cost, determined largely using the retail method. Due to the rapid turnover of inventories, the cost so determined is considered to be similar to replacement cost at the balance sheet date, not in excess of market value.

   The buying allowances are charged to operations based on the turnover of inventories that gave rise to them.

f. Property and equipment are recorded initially at cost and then restated using the constant-peso-value method as described in Note 5.

   Fixed asset depreciation is computed using the straight-line method, at rates ranging from 3% to 33%.

   The Company classifies its operating and capital leases for the rental of property following the guidelines established in Bulletin D-5.

g. Foreign currency denominated monetary assets and liabilities are translated to Mexican pesos at the prevailing exchange rate as of the balance sheet date. Exchange differences determined are charged or credited to income.

h. Liability provisions are recognized whenever the Company has current obligations derived from past events that can be reasonably estimated and that will most likely give rise to a future cash disbursement for their settlement.

i. Deferred income tax is determined using the asset and liability method. Under this method, deferred income tax is recognized on all temporary differences in balance sheet accounts for financial and tax reporting purposes, using the enacted income tax rate that will be in effect at the time the temporary differences giving rise to deferred tax assets and liabilities are expected to be recovered or settled.

   Current year employee profit sharing is expensed as incurred and represents a liability due and payable in a period of less than one year.

j. Seniority premiums accruing to employees under Mexican labor law and termination payments made at the end of employment, except when resulting from corporate restructuring, are recognized as a cost of the years in which services are rendered, based on actuarial computations made by an independent expert, using the projected unit-credit method.

   All other payments accruing to employees or their beneficiaries in the event of separation or death, in terms of Mexican labor law are expensed as incurred.

k. In conformity with the Mexican Corporations Act, the Company is required to appropriate at least 5% of the net income of each year to increase the legal reserve. This practice must be continued until the legal reserve reaches 20% of capital stock.

l. The most important inflation accounting concepts and procedures are described below:

   The accumulated effect of restatement includes the accumulated monetary position result at the time the effects of inflation on the financial information were first recognized, as well as the result from holding non-monetary assets, which represents the change in the specific value of non-

monetary assets over or under the rate of inflation as measured by the National Consumer Price Index (NCPI).

The net monetary position result is determined by applying the NCPI to net monetary assets and liabilities during the period.

m. The employee stock option plan fund is comprised of WALMEX shares presented at acquisition cost, as restated based on the NCPI. The plan is designed to grant stock options to executives of the companies in the Group, as approved by the National Banking and Securities Commission.

n. The premium on the sale of shares represents the difference between the cost of the shares, restated based on the NCPI, and the value at which such shares were assigned to executives of companies in the Group, net of the corresponding income tax.

o. Comprehensive income consists of the current year net income plus the current year restatement.

p. Sales revenues are recognized at the time the customer takes possession of the products, in conformity with International Accounting Standards No. 18, applied on a supplementary basis.

Sam's Club membership revenues are deferred over the twelve-month term of the membership, in conformity with the requirements of Staff Accounting Bulletin No. 104, Revenue Recognition in Financial Statements, issued by the U.S. Securities and Exchange Commission, applied on a supplementary basis.

q. Segment financial information has been prepared using the management approach established in Bulletin B-5.

r. In conformity with Bulletin C-15, the Company determines impairment in the value of its long-lived assets using the present value method, considering each of the Company's stores or restaurants as a minimum cash generating unit to determine the value in use of its long-lived assets.

NOTE 4

Accounts Receivable -Net:

An analysis of accounts receivable at December 31, 2006 and 2005 is as follows:

	DECEMBER 31	
	2006	2005
Trade and other debtors	Ps. 2,166,727	Ps. 1,999,691
Recoverable taxes	1,900,554	1,094,935
Allowances for bad debts	(252,274)	(359,279)
Total	Ps. 3,815,007	Ps. 2,735,347

NOTE 5

Property and Equipment – Net:

Bulletin B-10 specifies that property and equipment owned at December 31, 1996 that were restated at such date on the basis of appraisals made by independent experts are to be restated thereafter using the constant-peso-value method.

Property and equipment acquired on or after January 1, 1997 are recorded initially at historical cost and then restated using the constant-peso-value method.

An analysis of this caption is as follows:

	DECEMBER 31	
	2006	2005
Investments subject to depreciation:		
Buildings	Ps. 22,416,499	Ps. 20,621,927
Facilities and leasehold improvements	17,138,533	14,630,878
	39,555,032	35,252,805
Less:		
Accumulated depreciation	(11,137,142)	(10,330,901)
	28,417,890	24,921,904
Fixtures and equipment	21,993,250	20,193,218
Less:		
Accumulated depreciation	(10,575,349)	(10,492,523)
	11,417,901	9,700,695
Investments subject to depreciation - net	Ps. 39,835,791	Ps. 34,622,599
Investments not subject to depreciation:		
Land	Ps. 20,072,097	Ps. 18,852,119
Construction in progress	1,541,650	2,084,280
Investments not subject to depreciation	Ps. 21,613,747	Ps. 20,936,399
Total	Ps. 61,449,538	Ps. 55,558,998

At December 31, 2006, property and equipment include Ps. 3,610,368 (Ps. 2,745,590 in 2005) of investments derived from capital leases. The related accumulated depreciation aggregates Ps. 1,007,418 (Ps. 892,101 in 2005).

NOTE 6

Foreign Current Denominated Assets and Liabilities:

An analysis is as follows:

	(THOUSANDS OF U.S. DOLLARS)	
	DECEMBER 31	
	2006	2006
Current assets	$ 138,782	$ 227,063
Current liabilities	$ 179,865	$ 145,426

An analysis of U.S. dollar denominated transactions (excluding property and equipment) is as follows:

	(THOUSANDS OF US DOLLARS)	
	DECEMBER 31	
	2006	2005
Imported merchandise for sale	$ 1,017,854	$ 836,521
Technical assistance, services and royalties	$ 102,554	$ 91,970

The exchange rate at December 31, 2005, used to translate U.S. dollar denominated balances was Ps. 10.8188 (Ps. 10.6350 at December 31, 2005) per U.S. dollar. At the date of the audit report, the exchange rate was Ps. 11.0897 per U.S. dollar.

NOTE 7

Related Party Balances and Transactions:

Accounts payable to suppliers and other accounts payable include the following balances due to related parties:

	DECEMBER 31	
	2006	2005
Accounts payable to suppliers:		
C.M.A – U.S.A., L.L.C. (affiliated company)	Ps. 879,738	Ps. 899,893
Other accounts payable:		
Wal-Mart Stores, Inc. (holding company)	Ps. 278,213	Ps. 253,849

In the years ended December 31, 2006 and 2005, the Company had the following transactions with related parties:

	DECEMBER 31	
	2006	2005
Imported merchandise for sale	Ps. 4,532,811	Ps. 4,029,564
Technical assistance, services and royalties	Ps. 1,089,141	Ps. 985,439

NOTE 8

Other Accounts Payable:

An analysis of other accounts payable at December 31, 2006 and 2005 is as follows:

	DECEMBER 31	
	2006	2005
Accrued liabilities and other	Ps. 5,022,262	Ps. 4,783,807
Taxes payable	473,659	1,976,903
Total	Ps. 5,495,921	Ps. 6,760,710

NOTE 9

Commitments:

At December 31, 2006, the Company has the following commitments:

1. Acquisition of inventories and property and equipment, as well as maintenance services of Ps. 5,366,679.
2. The Company has entered into leases with third parties for compulsory terms ranging from 2 to 15 years. Rent paid under capital leases may either be fixed or variable, determined based on a percentage of sales. An analysis of future minimum compulsory rental payments under capital leases is as follows:

YEAR	AMOUNT
2007	Ps. 86,106
2008	Ps. 77,506
2009	Ps. 62,508
2010	Ps. 46,478
2011	Ps. 43,174
2012 and thereafter	Ps. 230,670

Property operating rental expense charged to results of operations of 2006 and 2005 was Ps. 1,399,285 and Ps. 1,183,556, respectively.

NOTE 10

Long- term other Liabilities:

The Company has entered into capital leases for the rental of real state. Such leases are recorded at the lesser of either the present value of minimum rental payments or the market value of the property under lease and are amortized over the useful life of each property (up to 33 years).

The Company has also entered into capital leases for the rental of residual water treatment plants used to meet environmental protection standards. The term of payment ranges from 4.5 years to 7 years.

An analysis of future minimum compulsory payments under capital leases over the next years is as follows:

YEAR	AMOUNT
2007	Ps. 192,094
2008	Ps. 162,182
2009	Ps. 158,049
2010	Ps. 147,020
2011	Ps. 149,543
2012 and thereafter	Ps. 1,608,927

Related payments made in 2007 are presented as part of other accounts payable in current liabilities.

3. Increase in the legal reserve of Ps. 368,124 (nominal) through a charge to retained earnings. The increase in constant pesos is Ps. 380,240.

4. A declared dividend, for which shareholders may receive payment either in cash at Ps. 0.38 nominal pesos per share or in Company shares at an exchange factor determined based on both the closing market price of the Company's shares on March 22, 2006 and the Ps. 0.38 nominal pesos per share. Such dividend was paid on April 7, 2006.

5. Increase in the variable portion of capital stock for up to Ps. 3,285,448 (nominal). Such increase will be covered by issuing a maximum of 164,272,409 common ordinary shares to be used solely for payment of the stock dividend.

Those shares that are not subscribed and delivered to the shareholders shall be canceled and the proposed capital increase shall be reduced proportionally.

The shareholders' deadline for deciding on whether to accept the cash dividend or the stock dividend in terms of the resolution adopted at the shareholders' meeting held on February 28, 2006, expired on April 6, 2006. The Company delivered 79,871,198 new series "V" shares representing an increase of Ps. 2,429,682 (nominal), and canceled 84,401,211 unsubscribed shares. This situation gave rise to a decrease in capital stock of Ps. 855,766 (nominal).

Based on the preceding paragraph and per Article 112 of the Mexican Corporations Act that establishes that all of an entity's shares must have the same theoretical value, the Company recomputed its capital stock by determining a fixed minimum amount of Ps. 1,375,601 (nominal).

The following resolutions were adopted at a regular shareholders' meeting held on February 24, 2005:

1. Authorization of a maximum amount to be used in 2005 to repurchase the Company's own shares of Ps. 6,000,000 (nominal).

2. Cancellation of 105,254,300 series "V" shares due to the repurchase of the Company's own shares.

3. Increase in the legal reserve of Ps. 268,932 (nominal) through a charge to retained earnings. The increase in constant pesos is Ps. 288,178.

4. A declared dividend, for which shareholders may receive payment either in cash at Ps. 0.63 nominal pesos per share or in Company shares at an exchange factor determined based on the closing market price of the share on March 15, 2005 and the Ps. 0.63 nominal pesos per share. Such dividend shall be paid on April 1, 2005.

5. Increase in the variable portion of capital stock for up to Ps. 2,752,265 (nominal). Such increase will be covered by issuing a maximum of 137,613,254 common ordinary shares to be used solely for payment of the stock dividend.

Those shares that are not subscribed and delivered to the shareholders shall be canceled and the proposed capital increase shall be reduced proportionally.

The shareholders' deadline for deciding on whether to accept the cash dividend or the stock dividend in terms of the resolution adopted at the shareholders' meeting held on February 24, 2005, expired on March 30, 2005. The Company delivered 55,045,303 new series "V" shares representing an increase of Ps. 2,177,042 (nominal), and canceled 82,567,951 unsubscribed shares. This situation gave rise to a decrease in capital stock of Ps. 575,223 (nominal).

Based on the preceding paragraph and per Article 112 of the Mexican Corporations Act that establishes that all of an entity's shares must have the same theoretical value, the Company recomputed its capital stock by determining a fixed minimum amount of Ps. 1,081,501 (nominal).

c. The company's capital stock is represented by common shares with no par value. The maximum authorized amount is unlimited.

An analysis of capital stock without restatement at December 31, 2006 and 2005 is as follows:

CAPITAL STOCK		2006		2006
Fixed	Ps.	1,375,601	Ps.	1,081,501
Variable		9,689,587		7,744,196
Total	Ps.	11,065,188	Ps.	8,825,697
Number of common shares series "V" free subscription		8,572,368,568		4,322,958,135

Capital stock at December 31, 2006 and 2005 includes capitalized earnings of Ps. 7,709,893 (nominal) and Ps. 5,280,211 (nominal), respectively, and Ps. 899,636 (nominal) in both years in capitalized restatement accounts.

During the year ended December 31, 2006, WALMEX repurchased 153,418,900 (102,261,900 in 2005) of its own shares. As a result of the share repurchases, historical capital stock was reduced by Ps. 190,191 (Ps. 208,389 in 2005).

The difference between the theoretical restated value and the repurchase cost of the shares acquired was applied against retained earnings.

d. Distributed earnings and capital reductions in excess of the balance of the net tax profit account (CUFIN), the net reinvested tax profit account (CUFINRE), and the restated contributed capital account (CUCA) will be subject to taxation in terms of Articles 11 and 89 of the Mexican Income Tax Law.

At December 31, 2006 and 2005, the balance of the aforesaid tax accounts related to shareholders' equity aggregate Ps. 48,473,600 and Ps. 44,934,762, respectively.

e. The employee stock option plan fund consists of 127,060,583 WALMEX shares, of which 114,437,391 shares have been placed in a trust created for such purpose. All employee stock options are granted to executives of subsidiary companies at a value that is not less than the market value on the date of grant.

In accordance with current policies, Company executives may exercise their option to acquire the shares in equal parts over five years. The right to exercise an employee stock option expires in a period of ten years from the date the option is granted, or within sixty days following the executive's retirement from the Company.

Compensation for the Company's employee stock option plan is measured and recorded following the guidelines of International Financial Reporting Standards No. 2, applied on a suppletory basis.

FILE N°
82-4609

An analysis of movements in the Company's employee stock option plan during 2006 and 2005, after split agreed in the Board of Directors meeting on February 9, 2006 is as follows:

	NUMBER OF SHARES	*WEIGHTED AVERAGE PRICE PER SHARE (NOMINAL PESOS)*
Balance at December 31, 2004	105,552,372	13.43
Granted	30,812,080	19.80
Exercised	(13,269,622)	11.94
Canceled	(2,652,858)	16.07
Balance at December 31, 2005	120,441,972	15.16
Granted	24,257,286	28.80
Exercised	(17,503,017)	13.41
Canceled	(1,931,966)	20.90
Balance at December 31, 2006	125,264,275	17.96
Shares available for option grant:		
December 31, 2006	1,796,308	
December 31, 2005	3,346,028	

At December 31, 2006, the employee stock options granted and exercisable and included in the employee stock option plan fund were as follows:

	GRANTED			*EXERCISABLE*	
RANGE OF EXERCISE PRICE (NOMINAL PESOS)	*NUMBER OF SHARES*	*WEIGHTED AVERAGE REMAINING (LIFE IN YEARS)*	*WEIGHTED AVERAGE PRICE PER SHARE (NOMINAL PESOS)*	*NUMBER OF SHARES*	*WEIGHTED AVERAGE PRICE PER SHARE (NOMINAL PESOS)*
9.96 – 11.41	12,623,192	4.0	11.11	12,623,192	11.11
10.73 - 12.64	14,223,383	5.2	12.54	9,203,832	12.52
11.55 - 13.75	21,678,037	6.2	12.52	9,970,424	12.54
16.90 - 18.18	25,303,728	7.2	16.94	7,911,292	16.95
19.80	27,798,585	8.2	19.80	4,351,275	19.80
28.79 – 30.03	23,637,350	9.2	28.80	-	-
	125,264,275	7.0	17.96	44,060,015	13.64

NOTE 14

Segment Information:

The Company's segment information was prepared based on a managerial approach and the criteria established in Bulletin B-5. The "Others" segment consists of department stores, restaurants and real estate transactions with third parties.

An analysis of segment information at December 31, 2006 and 2005 is as follows:

SEGMENT	*TOTAL REVENUES*		*OPERATING INCOME*	
	2006	2005	2006	2005
Self services	Ps. 183,846,296	Ps. 158,543,799	Ps. 13,225,110	Ps. 10,530,691
Other	15,124,883	13,161,352	2,892,366	2,224,122
Consolidated	Ps. 198,971,179	Ps. 171,705,151	Ps. 16,117,476	Ps. 12,754,813

SEGMENT	*PURCHASE OF PROPERTY AND EQUIPMENT*		*DEPRECIATION*	
	2006	2005	2006	2005
Self services	Ps. 7,690,545	Ps. 7,815,662	Ps. 2,796,146	Ps. 2,730,544
Other	1,389,474	643,550	503,905	505,914
Consolidated	Ps. 9,080,019	Ps. 8,459,212	Ps. 3,300,051	Ps. 3,236,458

SEGMENT	*TOTAL ASSET*		*CURRENT LIABILITIES*	
	2006	2005	2006	2005
Self services	Ps. 80,446,526	Ps. 70,966,178	Ps. 28,614,528	Ps. 24,460,795
Other	11,906,207	10,139,714	2,168,463	1,910,185
Unassignable items	6,509,226	7,106,616	577,476	1,646,700
Consolidated	Ps. 98,861,959	Ps. 88,212,508	Ps. 31,360,467	Ps. 28,017,680

Non-assignable items refer primarily to reserve land, cash and cash equivalents of the parent and real-estate companies, as well as income tax payable.

The Company operates in Mexico and makes sales to the general public.

NOTE 15

New Accounting Pronouncements:

On December 22, 2006, the CINIF published FRS B-3, Statements of Income, FRS B-13, Subsequent Events at the Date of the Financial Statements, FRS C-13, Related Parties, and FRS D-6, Capitalization of Comprehensive Result of Financing, the observance of which is compulsory for fiscal years beginning on January 1, 2007. The Company does not expect that the adoption of these new FRS will have a material effect on the company's financial statements.

NOTE 16

Approval of Financial Statements:

The accompanying financial statements and these notes at December 31, 2006 and 2005 were approved by the Company's Board Directors at a meeting held on February 8, 2007.

END